    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997



                                                      REGISTRATION NO. 333-36997

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                             TECH DATA CORPORATION
             (Exact name of registrant as specified in its charter)

                              5350 TECH DATA DRIVE
                              CLEARWATER, FL 33760
                                 (813) 539-7429
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                      FLORIDA                                         NO. 59-1578329
 (State or other jurisdiction of incorporation or         (I.R.S. Employer Identification Number)
                   organization)

                             ---------------------

                               JEFFERY P. HOWELLS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             TECH DATA CORPORATION
                5350 TECH DATA DRIVE, CLEARWATER, FLORIDA 33760
                                 (813) 539-7429
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

             FRANK N. FLEISCHER, ESQ.                              ROBERT H. CRAFT, JR.
            SCHIFINO & FLEISCHER, P.A.                              SULLIVAN & CROMWELL
         ONE TAMPA CITY CENTER SUITE 2700                     1701 PENNSYLVANIA AVENUE, N.W.
               TAMPA, FLORIDA 33602                               WASHINGTON, D.C. 20006
                  (813) 223-1535                                      (202) 956-7530

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
     AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
     BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES
     IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997


                                  $175,000,000

                                [TECH DATA LOGO]

                  % CONVERTIBLE SUBORDINATED NOTES DUE                , 2002

    The Notes will be convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock of Tech Data
Corporation at a conversion rate of     shares per each $1,000 principal amount
of Notes (equivalent to a conversion price of approximately $         per
share), subject to adjustment in certain circumstances. On September 30, 1997, the last reported sale price of the Common Stock, which is quoted under the symbol "TECD" on The Nasdaq National Market, was $46.00 per share.

    Interest on the Notes is payable on              and              of each
year, commencing              , 1998. The Notes are redeemable in whole or in
part at the option of the Company at any time on or after            , 2000 at
the redemption prices set forth herein, plus accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption." The Notes are not
entitled to a sinking fund. The Notes will mature on            , 2002.

    In the event of a Change of Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days ending on and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control."

    The Notes are unsecured obligations subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated in right of payment to all Indebtedness and other liabilities of the Company's subsidiaries. As of August 31, 1997, the Company had $485 million of Senior Indebtedness outstanding. After giving effect to the offering of the Notes and the application of net proceeds thereof, the Company, as of August 31, 1997, would have had $315 million of Senior Indebtedness outstanding on such date. The Indenture will not restrict the Company or its subsidiaries from incurring Senior Indebtedness or other indebtedness.

    Concurrently with the Notes Offering, the Company is offering 3,500,000 shares of its Common Stock by separate prospectuses. The consummation of the Notes Offering and the Common Stock Offerings are not conditioned upon each other.

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE CONVERTIBLE SUBORDINATED NOTES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                              INITIAL PUBLIC           UNDERWRITING            PROCEEDS TO
                                            OFFERING PRICE (1)         DISCOUNT(2)            COMPANY(1)(3)
                                            ------------------         ------------           -------------
Per Note................................            %                       %                       %
Total(4)................................            $                       $                       $

---------------

(1) Plus accrued interest, if any, from                , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $475,000 payable by the Company.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $26,250,000 aggregate principal amount of Notes at the initial public offering price shown above, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and
    proceeds to the Company will be $         , $         and $         ,
    respectively. See "Underwriting."
                             ---------------------
    The Notes offered hereby are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New
York, New York, on or about            , 1997.
GOLDMAN, SACHS & CO.
            BEAR, STEARNS & CO. INC.
                        THE ROBINSON-HUMPHREY COMPANY
                                   NATIONSBANC MONTGOMERY SECURITIES, INC.
                             ---------------------
              The date of this Prospectus is              , 1997.

     [GRAPHIC SHOWING APPROXIMATE NUMBER OF THE COMPANY'S SUPPLIERS AND CUSTOMERS.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CONVERTIBLE NOTES OR THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data appearing elsewhere, or incorporated by reference, in this Prospectus. Unless otherwise noted, the information and data in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment options. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein under "Risk Factors."

                                  THE COMPANY

     Tech Data Corporation ("Tech Data" or the "Company") is the world's second largest distributor of microcomputer hardware and software products to value-added resellers ("VARs"), corporate resellers, retailers and direct marketers (collectively with VARs, "resellers"). Tech Data distributes products throughout the United States, Canada, Latin America, Germany, France, Switzerland and Austria. The Company purchases its products directly from more than 900 manufacturers of microcomputer hardware and publishers of software in large quantities, maintains a stocking inventory of more than 45,000 products and sells to an active base of over 70,000 customers. The Company believes its broad assortment of vendors and products meets its customers' need for a cost effective link to such products through a single source.

     The Company provides its customers with systems, peripherals, networking products and software, which accounted for 25%, 40%, 19% and 16%, respectively, of net sales in the first six months of fiscal 1998. The Company offers products from manufacturers and publishers such as Apple, Bay Networks, Cisco, Compaq, Corel, Creative Labs, Digital Equipment, Epson, Hewlett-Packard, IBM, Intel, Microsoft, Novell, Okidata, Seagate, Symantec, 3Com, Toshiba, Viewsonic and Western Digital. The Company ships products from regionally located distribution centers generally the same day the orders are received. The customers are provided with a high level of service through flexible financing and credit programs, the Company's pre- and post-sale technical support, electronic commerce tools (including on-line order entry, access to product specifications and electronic data interchange ("EDI") services), product configuration services, customized shipping documents, flexible product return policies and customer education programs.

     The U.S. microcomputer distribution market grew from $17 billion in 1992 to $33 billion in 1996. This growth represents a compound annual rate of 18%, while the overall U.S. microcomputer industry grew at a compound annual rate of 13% during the same period. The Company's U.S. sales grew during this period at a compound annual rate of 45%. The increase in sales was primarily the result of the expansion of the Company's product lines, customer base and market share in North America. In addition, the Company entered the European market in fiscal 1995 through the acquisition of the largest microcomputer distributor in France. In July 1997, Tech Data further enhanced its market position in Europe with the acquisition of Macrotron AG, Germany's third largest microcomputer distributor with operations in Germany, Austria and Switzerland. The Company has also established export sales into Latin America from its U.S. operations and recently established a subsidiary in Brazil to serve that market. The Company increased operating income from $36.0 million in fiscal 1993 to $115.0 million in fiscal 1997 despite intense competition by focusing on achieving operating efficiencies through centralized management, stringent cost controls, efficient handling of product shipments, use of automation and by achieving economies of scale. Net income increased from $19.8 million to $57.0 million over the same period.

     Management believes that Tech Data's recent increases in sales, operating income and net income are directly attributable to its strategy of making significant capital investments to increase efficiency and maintaining operating cost control. The Company intends to continue to pursue this strategy to take advantage of future growth and consolidation opportunities in the industry.

                                  THE OFFERING

SECURITIES OFFERED.........  $175,000,000 aggregate principal amount of   %
                             Convertible Subordinated Notes due             ,
                             2002 (the "Notes" and the offering of such Notes, "The Notes Offering"). The Company has granted the
                             Underwriters an option for 30 days to purchase up to $26,250,000 additional aggregate principal amount of Notes, solely to cover over-allotments.

INTEREST PAYMENT DATES.....  Interest on the Notes is payable at the rate set forth on the cover page hereof, semi-annually on
                             each      and           , commencing           ,
                             1998.

CONVERSION RIGHT...........  The Notes are convertible at any time prior to maturity, unless previously redeemed or
                             repurchased, into shares of Common Stock at a
                             conversion rate of           shares per $1,000
                             principal amount of Notes (equivalent to a
                             conversion price of approximately $          per
                             share), subject to adjustment in certain circumstances as described herein. See "Description of Notes -- Conversion Rights."

SUBORDINATION..............  The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. As of August 31, 1997, the Company had $485 million aggregate principal amount of Senior Indebtedness outstanding, approximately $170 million of which will be repaid with the net proceeds from this offering. The indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Notes -- Subordination."

OPTIONAL REDEMPTION........  The Notes will be redeemable at the Company's option, in whole or in part, at any time on or
                             after             , 2000 at the redemption prices
                             set forth herein plus accrued interest to the date of redemption. See "Description of
                             Notes -- Optional Redemption."

REPURCHASE AT OPTION OF
  HOLDERS UPON A CHANGE
  OF CONTROL...............  In the event of a Change of Control, each holder of
                             Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control."

USE OF PROCEEDS............  The Company intends to use the net proceeds to repay outstanding borrowings under its revolving credit facility. See "Use of Proceeds."

LISTING....................  The Notes will not be listed on any securities exchange or quoted on The Nasdaq Stock Market. The Underwriters have advised the Company that they intend to make a market in the Notes. The

                             Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice. See "Underwriting."

COMMON STOCK...............  The Common Stock is quoted on The Nasdaq National
                             Market under the symbol "TECD."

                                  RISK FACTORS

     See "Risk Factors" for certain considerations relevant to an investment in the securities offered hereby.

                       CONCURRENT COMMON STOCK OFFERINGS


     Concurrent with the Notes Offering, the Company is offering 3,500,000 shares of its Common Stock (the "Common Stock Offerings") by separate prospectuses. The consummation of the Notes Offering and the Common Stock Offerings are not conditioned upon each other.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following financial data should be read in conjunction with the Company's consolidated financial statements, including the notes thereto. The results of operations for the six months ended July 31, 1997 are not necessarily indicative of results of operations to be expected for the full year.

                                                                                                    SIX MONTHS ENDED
                                                    YEARS ENDED JANUARY 31,                             JULY 31,
                                  ------------------------------------------------------------   -----------------------
                                    1993        1994         1995         1996         1997         1996         1997
                                  --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net Sales.......................  $978,862   $1,532,352   $2,418,410   $3,086,620   $4,598,941   $2,048,802   $2,921,966
Operating Profit................    36,014       54,995       71,337       55,604      115,011       47,705       76,511
Net Income......................    19,782       30,213       34,912       21,541       56,973       22,444       39,686
Net Income Per Common
  Share(1)......................       .63          .83          .91          .56         1.35          .57          .88
OTHER DATA:
Ratio of earnings to fixed
  charges(2)....................      7.30         8.68         4.61         2.57         4.75         3.98         5.32

                                                                          JULY 31, 1997
                                                              --------------------------------------
                                                                               AS            AS
                                                                ACTUAL     ADJUSTED(3)   ADJUSTED(4)
                                                              ----------   -----------   -----------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $  296,115   $  466,480    $  621,202
Total assets................................................   1,655,232    1,659,867     1,659,867
Revolving credit loans......................................     416,428      246,063        91,341
Long-term debt..............................................       8,791        8,791         8,791
    % Convertible subordinated notes due            ,
  2002......................................................          --      175,000       175,000
Shareholders' Equity........................................     490,161      490,161       644,883

---------------

(1) Amounts have been adjusted to reflect the two-for-one stock split declared on March 21, 1994.

(2) The ratio of earnings to fixed charges is computed by dividing earnings before taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and the estimated interest component of rent expense.

(3) Adjusted to reflect the sale by the Company of the $175,000,000 aggregate principal amount of the Notes offered hereby, (after deduction of the estimated underwriting discount and the Company's estimated offering expenses) and the application of the proceeds thereof. See "Use of Proceeds."

(4) Adjusted to reflect the sale by the Company of the $175,000,000 aggregate principal amount of Notes offered hereby and the 3,500,000 shares of Common Stock at an assumed offering price of $46.00 per share, (after deduction of the estimated underwriting discounts and the Company's estimated offering expenses) and the application of the proceeds thereof. See "Use of Proceeds" and "Concurrent Common Stock Offerings."

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the information contained elsewhere in this Prospectus or incorporated by reference herein.

COMPETITION

     The Company operates in a highly competitive environment, both in the United States and internationally. The computer wholesale distribution industry is characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines and pre-sale and post-sale training, service and support. The Company competes with a variety of regional, national and international wholesale distributors, some of which have greater financial resources than the Company. In addition, the Company faces competition from direct sales by vendors which may be able to offer resellers lower prices than the Company.

NARROW PROFIT MARGINS

     As a result of intense price competition in the industry, the Company has narrow gross profit and operating profit margins. These narrow margins magnify the impact on operating results of variations in sales and operating costs. The Company has partially offset the effects of its low gross profit margins by increasing sales and reducing operating expenses as a percentage of sales; however, there can be no assurance that the Company will maintain or increase sales or further reduce operating expenses as a percentage of sales in the future. Future gross profit margins may be adversely affected by changes in product mix, vendor pricing actions and competitive and economic pressures.

RISK OF DECLINES IN INVENTORY VALUE

     The Company is subject to the risk that the value of its inventory will decline as a result of price reductions by vendors or technological obsolescence. It is the policy of most vendors of microcomputer products to protect distributors, such as the Company, which purchase directly from such vendors, from the loss in value of inventory due to technological change or the vendors' price reductions. Some vendors, however, may be unwilling or unable to pay the Company for products returned to them under purchase agreements. Moreover, industry practices are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value. No assurance can be given that such practices will continue, that unforeseen new product developments will not adversely affect the Company, or that the Company will be able to successfully manage its existing and future inventories.

     Some major systems vendors are developing programs which will allow the Company to assemble systems from components provided by the vendors. While the Company has developed the ability to configure computer products, the process of assembling large volumes of systems from components will require new business practices by the Company. It is also uncertain how the vendors will apply policies related to price protection, stock rotation and other protections against the decline in inventory value to components.

DEPENDENCE ON INFORMATION SYSTEMS

     The Company is highly dependent upon its internal computer and telecommunication systems to operate its business. There can be no assurance that the Company's information systems will not fail, that the Company will be able to attract and retain qualified personnel necessary for the operation of such systems, that the Company will be able to expand and improve its information systems, or that the information systems of acquired companies will be sufficient to meet the Company's standards or can be successfully converted into an acceptable information system on a timely and cost-effective basis. Any of such problems could have an adverse effect on the Company's business.

CUSTOMER CREDIT EXPOSURE

     The Company sells its products to an active customer base of more than 70,000 value-added resellers, corporate resellers, retailers and direct marketers. A significant portion of such sales is financed by the Company. As a result, the Company's business could be adversely affected in the event of the deterioration of the financial condition of its customers, resulting in the customers' inability to repay the Company. This risk would be increased in the event of a general economic downturn affecting a large number of the Company's customers.

MANAGEMENT OF EXPANSION

     The rapid expansion of the Company's business has required the Company to make significant recent additions in personnel and has significantly increased the Company's working capital requirements. Although the Company has experienced rapid expansion in recent years, such expansion should not be considered indicative of future expansion. Such expansion has resulted in new and increased responsibilities for management personnel and has placed and continues to place a strain upon the Company's management, operating and financial systems and other resources. There can be no assurance that the strain placed upon the Company's management, operating and financial systems and other resources will not have an adverse effect on the Company's business, nor can there be any assurance that the Company will be able to attract or retain sufficient personnel to continue the expansion of its operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires substantial capital to finance accounts receivable and product inventory that are not financed by trade creditors. The Company has historically relied upon cash generated from operations, bank credit lines, trade credit from its vendors and proceeds from public offerings of its Common Stock to satisfy its capital needs and finance growth. In order to continue its expansion, the Company will need additional financing, including debt financing. The inability to obtain such sources of capital could have an adverse effect on the Company's business.

ACQUISITIONS

     As part of its growth strategy, the Company pursues the acquisition of companies that either complement or expand its existing business. As a result, the Company regularly evaluates potential acquisition opportunities, which may be material in size and scope. Acquisitions involve a number of risks and uncertainties, including expansion into new geographic markets and business areas, the requirement to understand local business practices, the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, the possible requirement to upgrade the acquired companies' management information systems to the Company's standards, potential adverse short-term effects on the Company's operating results and the amortization of any acquired intangible assets.

FOREIGN CURRENCY EXCHANGE RISKS; EXPOSURE TO FOREIGN MARKETS

     The Company conducts business in countries outside of the United States which exposes the Company to fluctuations in foreign currency exchange rates. The Company may enter into short-term forward exchange contracts to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on the Company's business.

     The Company's international operations are subject to other risks such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, difficulties in collecting accounts receivable and longer collection periods and the impact of local economic conditions and practices. As the Company continues to expand its international business, its success will be dependent, in part, on its ability to anticipate and effectively manage these and other risks. There can be no assurance that these and other factors will not have an adverse effect on the Company's business.

PRODUCT SUPPLY SHORTAGES

     The Company is dependent upon the supply of products available from its vendors. The industry is characterized by periods of severe product shortages due to vendors' difficulty in projecting demand for certain products distributed by the Company. When such product shortages occur, the Company typically receives an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's customer orders on a timely basis. Failure to obtain adequate product supplies, if available to competitors, could have an adverse effect on the Company's business.

VENDOR RELATIONS

     The loss of certain key vendors could have an adverse effect on the Company's business. In addition, the Company relies on various rebate and cooperative marketing programs offered by its vendors to defray expenses associated with distributing and marketing the vendors' products. A reduction by the Company's vendors in these programs could have an adverse effect on the Company's business.

GENERAL ECONOMIC CONDITIONS

     From time to time the markets in which the Company sells its products experience weak economic conditions that may negatively affect the Company's sales. Although the Company does not consider its business to be highly seasonal, it has experienced seasonally higher sales and earnings in the third and fourth quarters. To the extent that general economic conditions affect the demand for products sold by the Company, such conditions could have an adverse effect on the Company's business.

EXPOSURE TO NATURAL DISASTERS

     The Company's headquarters facilities, certain of its distribution centers as well as certain vendors and customers are located in areas prone to natural disasters such as floods, hurricanes, tornadoes, earthquakes and other adverse weather conditions. The Company's business could be adversely affected should its ability to distribute products be impacted by such an event.

LABOR STRIKES

     The Company's labor force is currently non-union. The Company, however, does business in certain foreign countries where labor disruption is more common than is experienced in the United States. The majority of the freight carriers used by the Company are unionized. A labor strike by one of the Company's freight carriers, one of its vendors, a general strike by civil service employees, or a governmental shutdown could have an adverse effect on the Company's business.

VOLATILITY OF COMMON STOCK

     Because of the foregoing factors, as well as other variables affecting the Company's operating results, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. In addition, the Company's participation in a highly dynamic industry often results in significant volatility of the Common Stock price.

SUBORDINATION

     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of the Company's liquidation or insolvency, payment default with respect to Senior Indebtedness, a covenant default with respect to Senior Indebtedness, or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Company may from time to time incur indebtedness constituting Senior Indebtedness. The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. In addition, the cash flow and ability of the Company to service debt, including the Notes, may in the future become dependent in part upon the earnings from the business conducted by the Company through subsidiaries and distribution of those earnings, or upon loans or other payments of funds by those subsidiaries to the Company. As of August 31, 1997, after giving effect to the offering of the Notes and the application of the net proceeds thereof, the Company would have had $315 million of Senior Indebtedness outstanding. See "Description of Notes -- Subordination."

LIMITATIONS ON REPURCHASE OF NOTES

     Upon a Change of Control, each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. The Company may elect, subject to certain conditions, to make such payment using shares of Common Stock. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. See "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes will be a new issue of securities with no established trading market. Although the Underwriters have advised the Company that they intend to make a market in the Notes, they are not obligated to do so, and any such market making may be discontinued at any time at the sole discretion of any such Underwriter without notice. There can be no assurance that an active market for the Notes will develop and continue upon completion of the Notes Offering or that the market price of the Notes will not decline. Various factors could cause the market price of the Notes to fluctuate significantly, including changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness. The trading price of the Notes also could be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results and general economic and market conditions. The Notes will not be listed on any securities exchange or quoted on The Nasdaq Stock Market and will only be traded on the over-the-counter market. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the Notes Offering (after deducting the estimated offering expenses and the estimated underwriting discount) are expected to be approximately $170 million, which will be used to reduce indebtedness under the Company's revolving credit loans (which includes the $400 million accounts receivable securitization program). As of August 31, 1997, the Company had approximately $476 million outstanding under the available revolving credit loans at a weighted average interest rate of 5.07%. The Company currently maintains total committed revolving credit loans of approximately $980 million, of which $530 million is available in 17 different currencies. See Note 12 of Notes to Consolidated Financial Statements. The receipt of the proceeds of the Notes Offering will strengthen the Company's balance sheet further.

                       CONCURRENT COMMON STOCK OFFERINGS

     Concurrent with the Notes Offering, the Company is offering 3,500,000 shares of Common Stock by separate prospectuses. The consummation of the Notes Offering and the Common Stock Offerings are not conditioned upon each other. The net proceeds to the Company from the Common Stock Offerings (after deduction of the estimated underwriting discount and the Company's estimated offering expenses) are estimated to be $155 million. If such Common Stock Offerings are consummated, the Company will use such proceeds to reduce indebtedness under revolving credit loans and to finance continued growth.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "TECD." The following table sets forth the quarterly high and low sale prices for the Common Stock as reported by The Nasdaq National Market.


                                                                   RANGE OF
                                                                 SALES PRICES
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
FISCAL YEAR 1996
First quarter...............................................  $14 1/4    $ 9 5/8
Second quarter..............................................   15 1/4      8 1/4
Third quarter...............................................   14 3/4     11 1/8
Fourth quarter..............................................   17 7/8     11 1/4
FISCAL YEAR 1997
First quarter...............................................   19 1/2     13
Second quarter..............................................   24 3/4     18 1/4
Third quarter...............................................   30 3/8     22 1/8
Fourth quarter..............................................   36 3/8     21 5/8
FISCAL YEAR 1998
First quarter...............................................   27 1/2     19 3/4
Second quarter..............................................   39 15/16   22 7/8
Third quarter (through October 28, 1997)....................   51 3/4     36 1/4



     On October 28, 1997, the last reported sale price for the Common Stock was $43.00 per share. The Company estimates there are approximately 15,000 beneficial holders of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has not paid cash dividends since fiscal 1983. The Board of Directors of the Company does not intend to institute a cash dividend payment policy in the foreseeable future. It is the policy of the Board of Directors to retain earnings to support the growth and expansion of the Company's business. The future payment of dividends, if any, on Common Stock will depend upon the Company's earnings, financial condition and capital requirements. In addition, the payment of dividends is restricted under the terms of the revolving credit loans.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at July 31, 1997 and as adjusted as of such date to give effect to: (i) the sale by the Company of the Notes and (ii) the sale by the Company of the Notes and the issuance and sale of the Common Stock pursuant to the concurrent Common Stock Offerings, see "Concurrent Common Stock Offerings." The application of the total net proceeds of approximately $325 million thereof will be used to reduce indebtedness under revolving credit loans. See "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements, including the notes thereto.


                                                                      JULY 31, 1997
                                                        ------------------------------------------
                                                         ACTUAL    AS ADJUSTED(1)   AS ADJUSTED(2)
                                                        --------   --------------   --------------
                                                                  (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
Revolving credit loans(3).............................  $416,428      $246,063         $ 91,341
Current portion of long-term debt.....................       207           207              207
                                                        --------      --------         --------
          Total short-term debt.......................   416,635       246,270           91,548
                                                        --------      --------         --------
LONG-TERM DEBT:
Mortgage note, interest at 10.25%, monthly
  installments of $85, balloon payment due 2005.......     8,726         8,726            8,726
Other long-term debt..................................        65            65               65
     % Convertible Subordinated Notes due        ,
  2002................................................        --       175,000          175,000
                                                        --------      --------         --------
          Total long-term debt........................     8,791       183,791          183,791
                                                        --------      --------         --------
SHAREHOLDERS' EQUITY:
Preferred stock; par value $.02; 226,500 shares
  authorized and outstanding..........................         5             5                5
Common stock; par value $.0015; 200,000,000 shares
  authorized; 43,947,402 issued and outstanding;
  47,447,402 issued and outstanding as adjusted(4)....        66            66               71
Additional paid-in capital............................   241,025       241,025          395,742
Retained earnings.....................................   249,969       249,969          249,969
Cumulative translation adjustment.....................      (904)         (904)            (904)
                                                        --------      --------         --------
          Total shareholders' equity..................   490,161       490,161          644,883
                                                        --------      --------         --------
          Total capitalization........................  $915,587      $920,222         $920,222
                                                        ========      ========         ========


---------------

(1) As adjusted to give effect to the sale by the Company of the Notes and the application of the proceeds thereof.
(2) As adjusted to give effect of the sale by the Company of the Notes and the assumed sale of the Common Stock at an assumed offering price of $46.00 per share pursuant to the concurrent Common Stock Offerings and the application of the proceeds thereof.
(3) On August 31, 1997, indebtedness outstanding under the revolving credit loans was approximately $476 million.
(4) Does not include 4,383,000 shares subject to stock options outstanding as of July 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for each of the five years ended January 31, 1997 are derived from the Company's audited financial statements. The audited financial statements at January 31, 1996 and 1997 and for each of the three years in the period ended January 31, 1997 are included elsewhere in this Prospectus. The data for the six months ended July 31, 1996 and 1997 have been derived from unaudited consolidated financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The operating results for the six months ended July 31, 1997 are not necessarily indicative of the operating results for a full fiscal year. This information should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                              SIX MONTHS ENDED
                                               YEAR ENDED JANUARY 31,                             JULY 31,
                            ------------------------------------------------------------   -----------------------
                              1993        1994         1995         1996         1997         1996         1997
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.................  $978,862   $1,532,352   $2,418,410   $3,086,620   $4,598,941   $2,048,802   $2,921,966
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Cost and expenses:
  Cost of products sold...   885,292    1,397,967    2,219,122    2,867,226    4,277,160    1,905,488    2,722,811
  Selling, general and
    administrative
    expenses..............    57,556       79,390      127,951      163,790      206,770       95,609      122,644
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
                             942,848    1,477,357    2,347,073    3,031,016    4,483,930    2,001,097    2,845,455
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Operating profit..........    36,014       54,995       71,337       55,604      115,011       47,705       76,511
Interest expense..........     3,973        5,008       13,761       20,086       21,522       10,802       12,653
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income
  taxes...................    32,041       49,987       57,576       35,518       93,489       36,903       63,858
Provision for income
  taxes...................    12,259       19,774       22,664       13,977       36,516       14,459       24,172
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income................  $ 19,782   $   30,213   $   34,912   $   21,541   $   56,973   $   22,444   $   39,686
                            ========   ==========   ==========   ==========   ==========   ==========   ==========
Net income per common
  share(1)................  $    .63   $      .83   $      .91   $      .56   $     1.35   $      .57   $      .88
                            ========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common
  shares outstanding(1)...    31,402       36,590       38,258       38,138       42,125       39,231       45,122
                            ========   ==========   ==========   ==========   ==========   ==========   ==========

                                                    JANUARY 31,
                            ------------------------------------------------------------           JULY 31,
                              1993        1994         1995         1996         1997                1997
                            --------   ----------   ----------   ----------   ----------   ------------------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........  $ 89,344    $ 165,366    $ 182,802   $  201,704   $  351,993          $  296,115
Total assets..............   326,885      506,760      784,429    1,043,879    1,545,294           1,655,232
Revolving credit loans....    89,198      153,105      304,784      283,100      396,391             416,428
Long-term debt............     9,638        9,467        9,682        9,097        8,896               8,791
Shareholders' equity .....   115,047      213,326      260,826      285,698      438,381             490,161

---------------

(1) Amounts have been adjusted to reflect the two-for-one stock split declared on March 21, 1994.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Tech Data is the second largest distributor of microcomputer products in the world. The Company's net sales have increased from $979 million in fiscal 1993 to $4.6 billion in fiscal 1997. The increase in sales is the result of the expansion of the Company's product lines, customer base and market share in North America, as well as the establishment of export sales into Latin America and the acquisition of the largest microcomputer distributor in France in fiscal 1995. The Company has been able to increase operating income during this period despite intense competition by focusing on achieving operating efficiencies through centralized management, stringent cost controls, efficient handling of product shipments, use of automation and by achieving economies of scale. Net income has increased from $19.8 million in fiscal 1993 to $57.0 million in fiscal 1997. Management believes that Tech Data's recent increases in sales and profitability are directly attributable to its significant capital investments and its focus on operating efficiencies.

     For the periods indicated, the following table sets forth the percentage of certain income statement items to net sales derived from the Company's consolidated statement of income.

                                                            PERCENTAGE OF NET SALES
                                                  -------------------------------------------
                                                                             SIX MONTHS ENDED
                                                  YEAR ENDED JANUARY 31,         JULY 31,
                                                  -----------------------    ----------------
                                                  1995     1996     1997      1996      1997
                                                  -----    -----    -----    ------    ------
Net sales.....................................    100.0%   100.0%   100.0%    100.0%    100.0%
                                                  -----    -----    -----     -----     -----
Cost and expenses:
  Cost of products sold.......................     91.7     92.9     93.0      93.0      93.2
  Selling, general and administrative
     expenses.................................      5.3      5.3      4.5       4.7       4.2
                                                  -----    -----    -----     -----     -----
                                                   97.0     98.2     97.5      97.7      97.4
                                                  -----    -----    -----     -----     -----
Operating profit..............................      3.0      1.8      2.5       2.3       2.6
Interest expense..............................       .6       .6       .5        .5        .4
                                                  -----    -----    -----     -----     -----
Income before income taxes....................      2.4      1.2      2.0       1.8       2.2
Provision for income taxes....................       .9       .5       .8        .7        .8
                                                  -----    -----    -----     -----     -----
Net income....................................      1.5%      .7%     1.2%      1.1%      1.4%
                                                  =====    =====    =====     =====     =====

SIX MONTHS ENDED JULY 31, 1996 AND 1997

     Net sales increased 42.6% to $2.92 billion in the first six months of fiscal 1998 compared to $2.05 billion in the same period of the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with an increase in the Company's market share. In the first half of fiscal 1998, U.S. and international sales grew 44.1% and 32.3%, respectively, compared to the prior year comparable period. International sales represented approximately 12% of fiscal 1998 first half net sales compared to 13% for the first half of fiscal 1997.

     The cost of products sold as a percentage of net sales increased to 93.2% in the first half of fiscal 1998 from 93.0% in the prior year. This increase is the result of competitive market prices and the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers.

     Selling, general and administrative expenses increased 28.3% to $122.6 million in the first half of fiscal 1998 compared to $95.6 million last year, but decreased as a percentage of net sales from 4.7% in the first half of last year to 4.2% in the current year. The decline in selling, general and administrative expenses as a percentage of net sales in the first half of fiscal 1998 is attributable to greater economies of scale realized by the Company in addition to improved operating efficiencies. The dollar value increase in selling, general and administrative expenses is primarily the result of an expansion in the number of employees and increases in other administrative expenses needed to support the increased volume of business.

     As a result of the factors described above, operating profit increased 60.4% to $76.5 million, or 2.6% of net sales, in the first half of fiscal 1998 compared to $47.7 million, or 2.3% of net sales, for the prior year comparable period.

     Interest expense increased in the first six months of fiscal 1998 due to an increase in the Company's average outstanding indebtedness.

     As a result of the factors described above, net income increased 76.8% to $39.7 million, or $.88 per share, in the first six months of fiscal 1998 compared to $22.4 million, or $.57 per share, in the prior year comparable period.

FISCAL YEARS ENDED JANUARY 31, 1996 AND 1997

     Net sales increased 49.0% to $4.6 billion in fiscal 1997 compared to $3.1 billion in the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with an increase in the Company's market share. The rate of growth in fiscal year 1997 was also positively affected by a lower growth rate in the prior year as the Company was recovering from the effects of the business interruptions caused by its conversion to a new computer system in December 1994. The Company's U.S. and international sales grew 51% and 36%, respectively, in fiscal 1997 compared to the prior year. The Company's international sales in fiscal 1997 were approximately 13% of consolidated net sales.

     The cost of products sold as a percentage of net sales increased from 92.9% in fiscal 1996 to 93.0% in fiscal 1997. This increase is a result of competitive market prices and the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers.

     Selling, general and administrative expenses increased by 26.2% from $163.8 million in fiscal 1996 to $206.8 million in fiscal 1997, and as a percentage of net sales decreased to 4.5% in fiscal 1997 from 5.3% in the prior year. This decline in selling, general and administrative expenses as a percentage of net sales is attributable to the greater economies of scale that the Company realized during fiscal 1997 in addition to improved operating efficiencies. The dollar value increase in selling, general and administrative expenses is primarily a result of an expansion in the number of employees and increases in other administrative expenses needed to support the increased volume of business.

     As a result of the factors described above, operating profit in fiscal 1997 increased 106.8% to $115.0 million, or 2.5% of net sales, compared to $55.6 million, or 1.8% of net sales, in fiscal 1996.

     Interest expense increased due to an increase in the Company's average outstanding indebtedness, partially offset by decreases in short-term interest rates on the Company's floating rate indebtedness. Interest expense was further moderated in fiscal 1997 by the receipt of net proceeds of approximately $83.3 million from the Company's July 1996 Common Stock offering, which proceeds were used to reduce indebtedness.

     Net income in fiscal 1997 increased 164.5% to $57.0 million, or $1.35 per share, compared to $21.5 million, or $.56 per share, in the prior year.

FISCAL YEARS ENDED JANUARY 31, 1995 AND 1996

     Net sales increased 27.6% to $3.1 billion in fiscal 1996 compared to $2.4 billion in the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with increases in the Company's market share. The rate of growth in fiscal year 1996 was lower than the rate of growth in the prior year as the Company continued to recover from the effects of the business interruptions caused by its computer system conversion in December 1994. The Company's international sales in fiscal 1996 were approximately 14% of consolidated net sales compared to 13% in fiscal 1995.

     The cost of products sold as a percentage of net sales increased from 91.7% in fiscal 1995 to 92.9% in fiscal 1996. This increase was a result of competitive market prices, the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers, as well as certain freight concessions made with customers in order to ensure timely delivery of products during the first and second quarters of fiscal 1996.

     Selling, general and administrative expenses increased from $128.0 million in fiscal 1995 to $163.8 million in fiscal 1996, and as a percentage of net sales were 5.3% in fiscal 1996 and fiscal 1995. The dollar value increase in selling, general and administrative expenses was primarily a result of an expansion in the number of employees and increases in other administrative expenses needed to support the increased volume of business, as well as expenses associated with the Company's new computer system.

     As a result of the factors discussed above, operating profit in fiscal 1996 decreased 22.1% to $55.6 million, or 1.8% of net sales, compared to $71.3 million, or 3.0% of net sales, in fiscal 1995.

     Interest expense increased due to an increase in the Company's average outstanding indebtedness, combined with increases in short-term interest rates on the Company's floating rate indebtedness.

     Net income in fiscal 1996 decreased 38.3% to $21.5 million, or $.56 per share, compared to $34.9 million, or $.91 per share, in the prior year.

QUARTERLY FINANCIAL DATA

     The following table sets forth certain unaudited data regarding the Company's results of operations for the preceding eight fiscal quarterly periods. Such data is derived from the unaudited interim consolidated financial statements of the Company and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information contained therein.

     Any trends that may be reflected in the following table are not necessarily indicative of the Company's future operations.

                                                                    QUARTER ENDED
                       --------------------------------------------------------------------------------------------------------
                       OCTOBER 31,   JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,   JANUARY 31,   APRIL 30,     JULY 31,
                          1995          1996         1996         1996         1996          1997          1997         1997
                       -----------   -----------   ---------   ----------   -----------   -----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
  DATA:
Net sales............   $843,286      $901,038     $985,574    $1,063,228   $1,236,650    $1,313,489    $1,370,146   $1,551,820
Cost and expenses:
  Cost of products
    sold.............    784,601       836,658      916,562       988,926    1,150,695     1,220,977     1,274,969    1,447,842
  Selling, general
    and
    administrative
    expenses.........     42,179        44,093       46,285        49,324       54,023        57,138        59,484       63,160
Operating profit.....     16,506        20,287       22,727        24,978       31,932        35,374        35,693       40,818
Net income...........      7,042         9,202       10,428        12,016       16,748        17,781        18,222       21,464
Net income per common
  share..............        .18           .24          .27           .30          .38           .40           .41          .47
PERCENTAGE OF NET
  SALES:
Net sales............      100.0%        100.0%       100.0%        100.0%       100.0%        100.0%        100.0%       100.0%
Cost and expenses:
  Cost of products
    sold.............       93.0          92.9         93.0          93.0         93.0          93.0          93.1         93.3
  Selling, general
    and
    administrative
    expenses.........        5.0           4.9          4.7           4.6          4.4           4.4           4.3          4.1
Operating profit.....        2.0           2.2          2.3           2.3          2.6           2.7           2.6          2.6
Net income...........        0.8           1.0          1.1           1.1          1.4           1.4           1.3          1.4
NET SALES GROWTH:
Year-over-year.......       28.1%         36.5%        55.6%         50.0%        46.6%         45.8%         39.0%        46.0%

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities of $85.7 million during the first six months of fiscal 1998 was primarily attributable to income from operations of $39.7 million combined with a decrease in inventories and an increase in accounts payable.

     Net cash used in investing activities of $49.5 million during the first six months of fiscal 1998 was attributable to the payment of $35.4 million related to the acquisition of the common and preferred stock of Macrotron AG (see Note 12 of Notes to Consolidated Financial Statements) combined with the Company's continuing investment of $14.1 million in its management information systems, office facilities and its distribution center facilities. The Company expects to make capital expenditures of approximately $50 million during fiscal 1998 to further expand its management information systems capability, office facilities and distribution centers.

     Net cash used in financing activities of $34.8 million during the first six months of fiscal 1998 reflects a loan of $60.0 million to Macrotron AG, net of borrowings under its revolving credit loans of $20.0 million and proceeds of $5.3 million from issuance of Common Stock.

     In July 1997, the Company increased its accounts receivable securitization program from $325 million to $400 million and in August 1997 entered into a new $550 million three-year multi-currency revolving credit loan agreement with 20 banks. The Company currently maintains domestic and foreign revolving credit agreements which provide maximum short-term borrowings of approximately $980 million (including local country credit lines), of which $416 million was outstanding at July 31, 1997. The Company believes that the proceeds from the Common Stock Offerings and the Notes Offering, if consummated, along with cash from operations, available and obtainable bank credit lines and trade credit from its vendors will be sufficient to satisfy its working capital and capital expenditure needs through fiscal 1998.

ASSET MANAGEMENT

     The Company manages its inventories by maintaining sufficient quantities to achieve high order fill rates while attempting to stock only those products in high demand with a rapid turnover rate. Inventory balances fluctuate as the Company adds new product lines and, when appropriate, makes large purchases including cash purchases from manufacturers and publishers when the terms of such purchases are considered advantageous. The Company's contracts with most of its vendors provide price protection and stock rotation privileges to reduce the risk of loss due to manufacturer price reductions and slow moving or obsolete inventory. In the event of a vendor price reduction, the Company generally receives a credit for the impact on products in inventory. In addition, the Company has the right to rotate a certain percentage of purchases, subject to certain limitations. Historically, price protection and stock rotation privileges, as well as the Company's inventory management procedures, have helped to reduce the risk of loss of carrying inventory.

     The Company attempts to control losses on credit sales by closely monitoring customers' creditworthiness through evaluating detailed information on customer payment history and other relevant information. In addition, the Company participates in a national credit association which exchanges credit information on mutual customers. The Company has credit insurance which insures a percentage of the credit extended by the Company to certain of its larger domestic and international customers against possible loss. Customers who qualify for credit terms are typically granted net 30 day payment terms. The Company also sells product on a prepay or credit card basis or through commercial finance companies.

IMPACT OF INFLATION

     The Company has not been adversely affected by inflation as technological advances and competition within the microcomputer industry have generally caused prices of the products purchased by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which is effective for the Company's fiscal year ended January 31, 1997. FAS 123 encourages, but does not require, companies to recognize compensation expense based on the fair value of grants of stock, stock options and other equity investments to employees. Although expense recognition for employee stock-based compensation is not mandatory, FAS 123 requires that companies not adopting must disclose the pro forma effect on net income and earnings per share. The Company will continue to apply prior accounting rules and make pro forma disclosures as required. See Note 6 of Notes to Consolidated Financial Statements for the pro forma effect on net income and earnings per share.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 simplifies the previous standards for computing earnings per share and requires the disclosure of basic and diluted earnings per share. For the year ended January 31, 1997 and for the subsequent interim periods reported, the amount reported as net income per common share is not materially different than that which would have been reported for basic and diluted earnings per share in accordance with SFAS 128.

                                    BUSINESS

     Tech Data is the world's second largest distributor of microcomputer hardware and software products to value-added resellers, corporate resellers, retailers and direct marketers. Tech Data distributes products throughout the United States, Canada, Latin America, Germany, France, Switzerland and Austria. The Company purchases its products directly from more than 900 manufacturers of microcomputer hardware and publishers of software in large quantities, maintains a stocking inventory of more than 45,000 products and sells to an active base of over 70,000 customers. The Company believes its broad assortment of vendors and products meets its customers' need for a cost effective link to such products through a single source.

     The Company provides its customers with systems, peripherals, networking products and software, which accounted for 25%, 40%, 19% and 16%, respectively, of net sales in the first six months of fiscal 1998. The Company offers products from manufacturers and publishers such as Apple, Bay Networks, Cisco, Compaq, Corel, Creative Labs, Digital Equipment, Epson, Hewlett-Packard, IBM, Intel, Microsoft, Novell, Okidata, Seagate, Symantec, 3Com, Toshiba, Viewsonic and Western Digital. The Company ships products from regionally located distribution centers generally the same day the orders are received. The customers are provided with a high level of service through flexible financing and credit programs, the Company's pre- and post-sale technical support, electronic commerce tools (including on-line order entry, access to product specifications and electronic data interchange services), product configuration services, customized shipping documents, flexible product return policies and customer education programs.

INDUSTRY

     The wholesale distribution model, like that of the Company, has proven to be well-suited for both manufacturers and publishers of microcomputer products ("vendors") and resellers of those products. The large number and diversity of resellers makes it cost efficient for vendors to rely on wholesale distributors, which can leverage distribution costs across multiple vendors, to outsource a portion of their distribution, credit, marketing and support services. Similarly, due to the large number of vendors and products, resellers often cannot or choose not to establish direct purchasing relationships with vendors. Instead they rely on wholesale distributors, which can leverage purchasing costs across multiple resellers, to satisfy a significant portion of their product procurement and delivery, financing, marketing and technical support needs.

     The U.S. microcomputer distribution market grew from $17 billion in 1992 to $33 billion in 1996. This growth represents a compound annual rate of 18%, while the overall U.S. microcomputer industry grew at a compound annual rate of 13% during the same period. The Company's U.S. sales grew during this period at a compound annual rate of 45%. The Company believes that the rates of growth of the Company and the wholesale distribution segment of the microcomputer industry have outpaced that of the microcomputer industry as a whole for three principal reasons. First, as a result of the use of open systems and off-the-shelf components, hardware and software products are viewed as commodities. The resulting price competition, coupled with rising selling costs and shorter product life cycles, make it difficult for manufacturers and publishers to efficiently sell directly to resellers and has prompted them to rely on more cost-efficient methods of distribution. Second, resellers have increasingly relied on wholesale distributors such as Tech Data for product availability and flexible financing alternatives rather than stocking large inventories themselves and maintaining credit lines to finance working capital needs. Third, restrictions by certain major manufacturers on sales through wholesale distributors have eased gradually. Since the beginning of 1995, the Company has been able to sell certain of those manufacturers' products under more competitive terms and conditions ("open-sourcing"). Historically, these previously restricted product lines were sold by master resellers, or aggregators (whose business model was similar to wholesale distributors, but focused on relatively few product lines), to a network of franchise dealers. Open-sourcing has virtually eliminated any advantage that these aggregators enjoyed as a result of their exclusive sourcing arrangements.

     A recent trend in wholesale distribution is the expansion of electronic commerce. The increasing utilization of electronic ordering and information delivery systems, including the ability to transact business over the World Wide Web, has had, and is expected to continue to have, a significant impact on the cost efficiency of the wholesale distribution industry. Distributors, such as Tech Data, with the financial and technical resources to develop, implement and operate state-of-the-art management information systems have been able to reduce both their customers' and their own transaction costs through more efficient purchasing and lower selling costs.

     In addition, a trend has emerged whereby the final assembly of certain products is performed by distributors. In order to compete more effectively and lower their costs, major computer systems manufacturers that rely on the wholesale distribution model have announced their intention to reduce their own inventories and the inventories of their distributors and resellers by implementing a build-to-order manufacturing process. These major manufacturers have also begun to develop programs whereby final assembly will be performed at the distribution level ("channel assembly") as compared to the current build-to-forecast methodology employed by these manufacturers. Tech Data has been selected by Compaq, Hewlett-Packard and IBM to participate in their respective channel assembly programs.

     The wholesale distribution industry is undergoing significant consolidation as economies of scale and access to financial resources become more critical. Large distributors, like the Company, that have been able to utilize economies of scale to lower costs and pass on the savings to their customers in the form of reduced prices have continued to take market share.

BUSINESS STRATEGY

     Tech Data, as the world's second largest distributor of microcomputer products, believes that its infrastructure and the size of its operations position it to gain share in its current markets as well as to continue to expand into new geographic markets. The Company provides a broad array of products and services for its customers, which allows them to satisfy their needs from a single source. The Company's size and performance have allowed it to make significant investments in personnel, management information systems, distribution centers and other capital resources.

     To maintain and enhance its leadership position in wholesale distribution, the Company's business strategy includes the following main elements:

          MAINTAIN LOW COST AND EFFICIENT OPERATIONS. The Company has pursued a strategy of profitable revenue growth by providing its customers with the benefit of operating efficiencies achieved through centralized management and operations, stringent cost controls and automation. The Company strictly regulates selling, general and administrative expenses; utilizes its highly automated order placement and processing systems to efficiently manage inventory and shipments and to reduce transaction costs; and realizes economies of scale in product purchasing, financing and working capital management. The Company has been successful in reducing selling, general and administrative expenses as a percentage of net sales from 5.9% in fiscal 1993 to 4.5% in fiscal 1997 and 4.2% for the first six months of fiscal 1998.

          LEVERAGE MANAGEMENT INFORMATION SYSTEMS. In order to further improve its operating efficiencies and services to its customers, the Company invested approximately $30 million in a scalable, state-of-the-art computer information system which commenced operations in December 1994. This system, which currently supports the Company's U.S. and Canadian operations and Latin American export operations, allows the Company to improve operating efficiencies and to offer additional services such as expanded electronic commerce capabilities, including electronic data interchange and Tech Data On-Line electronic ordering and information systems. The Company's ordering system will be available on its World Wide Web site in the near future. The Company believes that growth in its electronic commerce capabilities will provide incremental economies of scale and further reduce transaction costs.

          OFFER A BROAD AND BALANCED PRODUCT MIX. The Company offers its customers a broad assortment of leading technology products. Currently, the Company offers more than 45,000 products from more than 900 manufacturers and publishers. By offering a broad product assortment, the Company enables its customers to procure product more efficiently by reducing the number of their direct vendor relationships. The Company is continually broadening its product assortment and has recently expanded its offerings of communication products as a result of the convergence of the computing and telecommunications markets. The Company maintains a balanced product line of systems, peripherals, networking products and software to minimize the effects of fluctuation in supply and demand

          FOSTER CUSTOMER LOYALTY THROUGH SUPERIOR CUSTOMER SERVICE. Tech Data's sales force provides superior customer service through a dedicated team approach in order to differentiate itself from its competitors and foster customer loyalty. The Company believes its strategy of not competing with its customer base, unlike many of its competitors, also promotes customer loyalty.

          BROADEN GEOGRAPHIC COVERAGE THROUGH INTERNATIONAL EXPANSION. The Company plans to take advantage of its strong financial position, vendor relationships and distribution expertise to continue to expand its business in the markets it currently serves and additional strategic geographic markets. The Company's expansion strategy focuses on identifying companies with significant market positions and quality management teams in markets where there is developed or emerging demand for microcomputer products. Following expansion into a new market, Tech Data enhances its market share by providing capital, adding new product lines, delivering value-added services and providing operational expertise. The Company's operations have expanded from its North American focus to include Europe with the acquisition in fiscal 1995 of France's largest wholesale microcomputer distributor and the acquisition in July 1997 of a majority interest in Macrotron AG, Germany's third largest wholesale microcomputer distributor. During the current fiscal year, the Company also continued its international expansion through the development of an in-country subsidiary in Brazil, which stocks and distributes products locally.

VENDOR RELATIONS

     The Company's strong financial and industry positions have enabled it to obtain contracts with most leading manufacturers and publishers. The Company purchases products directly from more than 900 manufacturers and publishers, generally on a nonexclusive basis. The Company's vendor agreements are believed to be in the form customarily used by each manufacturer and typically contain provisions which allow termination by either party upon 60 days notice. Generally, the Company's vendor agreements do not require it to sell a specified quantity of products or restrict the Company from selling similar products manufactured by competitors. Consequently, the Company has the flexibility to terminate or curtail sales of one product line in favor of another product line as a result of technological change, pricing considerations, product availability, customer demand and vendor distribution policies. Vendor agreements generally contain stock rotation and price protection provisions which, along with the Company's inventory management policies and practices, reduce the Company's risk of loss due to slow-moving inventory, vendor price reductions, product updates or obsolescence. Under the terms of most of the Company's distribution agreements, vendors will credit the Company for declines in inventory value resulting from the vendors' price reductions if the Company complies with certain conditions. In addition, under most vendor agreements, the Company has the right to return for credit or exchange for other products a portion of those inventory items purchased, within a designated period of time. A vendor who elects to terminate a distribution agreement generally will repurchase from the Company the vendor's products carried in the Company's inventory. While the industry practices discussed above are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value, management believes that these practices provide a significant level of protection from such declines. See "Risk Factors -- Risk of Declines in Inventory Value."

     Major computer systems manufacturers have begun to re-engineer their manufacturing processes whereby final assembly will also be performed by the Company as compared to the current "build-to-forecast" methodology employed by these manufacturers. Tech Data has been selected by Compaq, Hewlett-Packard and IBM to participate in their respective channel assembly programs. The Company currently performs configuration services at its South Bend, Indiana distribution center which has been ISO 9002 certified and plans to expand its configuration and final assembly service capabilities into its new Fontana, California and Swedesboro, New Jersey distribution centers later this year.

     In addition to providing manufacturers and publishers with one of the largest bases of resellers in the United States, Canada, Latin America, Germany, France, Switzerland and Austria, the Company also offers manufacturers and publishers the opportunity to participate in a number of special promotions, training programs and marketing services targeted to the needs of its customers.

     No single vendor accounted for more than 10% of the Company's net sales during fiscal 1997, 1996 or 1995, except sales of Compaq products which accounted for 12% of net sales in fiscal 1997. For the first six months of fiscal 1998, only Compaq and Hewlett-Packard accounted for more than 10% of net sales, representing 14% and 11% of net sales, respectively.

CUSTOMERS, PRODUCTS AND SERVICES

     The Company sells more than 45,000 microcomputer products including systems, peripherals, networking and software purchased directly from manufacturers and publishers in large quantities for sale to an active customer base of more than 70,000 VARs, corporate resellers, retailers and direct marketers.

     VARs typically do not have the resources to establish a large number of direct purchasing relationships or stock significant product inventories. This market segment is attractive because VARs, which currently constitute approximately 60% of Tech Data's net sales, generally rely on distributors as their principal source of computer products and financing. Corporate resellers, retailers and direct marketers may establish direct relationships with manufacturers and publishers for their more popular products, but utilize distributors as the primary source for other product requirements and the alternative source for products acquired direct.

     The Company has established the Tech Data Elect Program, which includes cost-plus pricing on certain high volume products, primarily computer systems and printers, and other special terms to target corporate resellers and other resellers that prior to open-sourcing, purchased products from aggregators. Corporate resellers currently constitute approximately 23% of the Company's net sales. Tech Data also has developed special programs to meet the unique needs of retail and direct marketers, which customers currently constitute approximately 17% of the Company's net sales. No single customer accounted for more than 5% of the Company's net sales during fiscal 1997, 1996 or 1995 nor for the first six months of fiscal 1998.

     The Company pursues a strategy of expanding its product line to offer its customers a broad assortment of products. If demand for certain products sold by the Company exceeds the supply available from the vendors, the Company generally receives an allocation of the products available. Management believes that the Company's ability to compete is not adversely affected by these periodic shortages and the resulting allocations.

     Tech Data provides customers a high-level of service through flexible customer financing and credit programs, the Company's pre-and post-sale technical support, electronic commerce tools (including on-line order entry, access to product specifications and EDI services), customized shipping documents, product configuration services, flexible product return policies and customer education programs.

     The Company believes that providing its customers with the proper level of credit is essential to sales growth. Tech Data devotes significant resources to proactively review customer credit balances, provide a variety of credit programs and monitor customer credit status.

     The Company delivers products throughout the United States, Canada, Latin America, Germany, France, Switzerland and Austria from its fourteen distribution centers in Miami, Florida; Atlanta, Georgia; Paulsboro, New Jersey; Ft. Worth, Texas; South Bend, Indiana; Ontario, California; Union City, California; Mississauga, Ontario (Canada); Richmond, British Columbia (Canada); Sao Paulo, Brazil; Munich, Germany; Bobigny (Paris), France; Hunenberg, Switzerland and Vienna, Austria. Locating distribution centers near its customers enables the Company to efficiently deliver products on a timely basis, thereby reducing customers' need to invest in inventory.

     The Company recently completed the expansion of three of its seven U.S. distribution centers and is in the process of expanding two others. The Company will have a total of 1.8 million square feet of distribution space later this year as compared to the previous capacity of 700,000 square feet. Four of the new U.S. distribution center locations include adjacent land which provide enough space to double the capacity of each of these locations to meet future growth requirements.

SALES AND ELECTRONIC COMMERCE

     Currently, the Company's sales force consists of approximately 60 field sales representatives and 1,065 inside telemarketing sales representatives. Field sales representatives are located in major metropolitan areas. Each field representative is supported by inside telemarketing sales teams covering a designated territory. The Company's team concept provides a stronger personal relationship between representatives of the customers and Tech Data. Territories with no field representation are serviced exclusively by the inside telemarketing sales teams. Customers typically call their inside sales teams on dedicated toll-free numbers to place orders. If the product is in stock and the customer has available credit, customer orders received by 5:00 p.m. local time are generally shipped the same day from the distribution facility nearest the customer.

     Customers rely upon the Company's electronic ordering and information systems, World Wide Web site, product catalogs and frequent mailings as sources for product information, including prices. The Company's on-line computer system allows the inside sales teams to check for current stocking levels in each of the seven United States distribution centers. Likewise, inside sales teams in Canada, Brazil, Germany, France, Switzerland and Austria can check on stocking levels in their respective distribution centers. Through "Tech Data On-Line," the Company's proprietary electronic on-line system, U.S. customers can gain remote access to the Company's data processing system to check product availability and pricing and to place an order. Certain of the Company's larger customers have available EDI services whereby orders, order acknowledgments, invoices, inventory status reports, customized pricing information and other industry standard EDI transactions are consummated on-line which improves efficiency and timeliness for both the Company and the customers. Customers currently can check product availability and pricing via the Company's World Wide Web site. The Company's ordering system will be available on the World Wide Web site in the near future. During the first six months of fiscal 1998, the Company received orders accounting for approximately 20% of its U.S. net sales and approximately 50% of its total order lines through its electronic ordering systems.

     The Company provides comprehensive training to its field and inside sales representatives regarding technical characteristics of products and the Company's policies and procedures. Each new domestic sales representative attends a four to six-week course provided in-house by the Company. In addition, the Company's ongoing training program is supplemented by product seminars offered daily by vendors.

COMPETITION

     The Company operates in a market characterized by intense competition. Competition within the industry is based on product availability, credit availability, price, delivery and various services and support provided by the distributor to the customer. The Company believes that it is positioned to compete effectively with other distributors in these areas. Major competitors include Ingram Micro, Inc. and Merisel, Inc. in North America; Computer 2000 and CHS Electronics, Inc. in Europe; and a variety of local and regional distributors in all geographic markets in which the Company operates. The only competitor larger than the Company, based on worldwide sales, is Ingram Micro, Inc.

     The Company also competes with manufacturers and publishers who sell directly to resellers and end-users. The Company nevertheless believes that in the majority of cases, manufacturers and publishers choose to sell products though distributors rather than directly because of the relatively small volume and high selling costs associated with numerous small orders. Management also believes that the Company's prompt delivery of products and efficient handling of returns provide an important competitive advantage over manufacturers' and publishers' efforts to market their products directly.

EMPLOYEES

     On July 31, 1997, the Company had approximately 4,580 full-time employees, which includes approximately 800 employees of Macrotron AG. The Company enjoys excellent relations with its employees, all of whom are non-union.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

     The geographic areas in which the Company operates are the United States (including exports to Latin America and the Caribbean), France and Canada. On July 1, 1997, the Company entered into Germany, Austria and Switzerland through the acquisition of a majority interest of the voting stock in Macrotron AG. See
Note 10 and Note 12 of Notes to Consolidated Financial Statements regarding the geographical distribution of the Company's net sales, operating income and identifiable assets and the recent acquisition of Macrotron AG.

                                   MANAGEMENT

     The executive officers of the Company, their ages, and their present positions with the Company as of October 1, 1997 are as follows:

Steven A. Raymund......................  41   Chairman of the Board of Directors and
                                                Chief Executive Officer
Anthony A. Ibarguen....................  38   President and Chief Operating Officer
Jeffery P. Howells.....................  40   Executive Vice President of Finance and
                                                Chief Financial Officer
Peggy K. Caldwell......................  52   Senior Vice President of Marketing
Timothy J. Curran......................  45   Senior Vice President of Sales
Lawrence W. Hamilton...................  40   Senior Vice President of Human
                                              Resources
Yuda Saydun............................  44   Senior Vice President and General
                                                Manager -- Latin America
Theodore F. Augustine..................  50   Vice President of Distribution and
                                              Logistics
Patrick O. Connelly....................  51   Vice President of Worldwide Credit
                                                Services
Charles V. Dannewitz...................  42   Vice President of Taxes
Arthur W. Singleton....................  36   Vice President, Treasurer and Secretary
Joseph B. Trepani......................  37   Vice President and Worldwide Controller
David R. Vetter........................  38   Vice President and General Counsel

EXECUTIVE OFFICERS

     STEVEN A. RAYMUND, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER, has been employed by the Company since 1981, serving as Chief Executive Officer since January 1986 and as Chairman of the Board of Directors since April 1991. He has a B.S. Degree in Economics from the University of Oregon and a Masters Degree from the Georgetown University School of Foreign Service.

     ANTHONY A. IBARGUEN, PRESIDENT AND CHIEF OPERATING OFFICER, joined the Company in September 1996 as President of the Americas and was appointed President and Chief Operating Officer in March 1997. Prior to joining the Company, he was employed by ENTEX Information Services, Inc. from August 1993 to August 1996 as Executive Vice President of Sales and Marketing. From June 1990 to August 1993, he was employed by JWP, Inc. most recently as a Vice President. Mr. Ibarguen holds a B.S. Degree in Marketing from Boston College and a Masters in Business Administration Degree from Harvard University.

     JEFFERY P. HOWELLS, EXECUTIVE VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER, joined the Company in October 1991 as Vice President of Finance and assumed the responsibilities of Chief Financial Officer in March 1992. In March 1993, he was promoted to Senior Vice President of Finance and Chief Financial Officer and was promoted to Executive Vice President of Finance and Chief Financial Officer in March 1997. From June 1991 through September 1991, he was employed as Vice President of Finance of Inex Vision Systems. From 1979 to May 1991, he was employed by Price Waterhouse, most recently as a Senior Audit Manager. Mr. Howells is a Certified Public Accountant and holds a B.B.A. Degree in Accounting from Stetson University.

     PEGGY K. CALDWELL, SENIOR VICE PRESIDENT OF MARKETING, joined the Company in May 1992. Prior to joining the Company, she was employed by International Business Machines Corporation for 25 years, most recently serving in a variety of senior management positions in the National Distribution Division. Ms. Caldwell holds a B.S. Degree in Mathematics and Physics from Bucknell University.

     TIMOTHY J. CURRAN, SENIOR VICE PRESIDENT OF SALES, joined the Company in April 1997. Prior to joining the Company, he was employed by Panasonic Communications and Systems Company (including various other Panasonic affiliates) from 1983 to 1997 serving in a variety of senior management positions. Mr. Curran holds a B.A. Degree in History from the University of Notre Dame and a Ph.D. in International Relations from Columbia University.

     LAWRENCE W. HAMILTON, SENIOR VICE PRESIDENT OF HUMAN RESOURCES, joined the Company in August 1993 as Vice President of Human Resources and was promoted to Senior Vice President in March 1996. Prior to joining the Company, he was employed by Bristol-Myers Squibb Company from 1985 to August 1993, most recently as Vice President -- Human Resources and Administration of Linvatec Corporation (a division of Bristol-Myers Squibb Company). Mr. Hamilton holds a B.A. Degree in Political Science from Fisk University and a Masters of Public Administration, Labor Policy from the University of Alabama.

     YUDA SAYDUN, SENIOR VICE PRESIDENT AND GENERAL MANAGER -- LATIN AMERICA, joined the Company in May 1993 as Vice President and General Manager -- Latin America. In March 1997, he was promoted to Senior Vice President and General Manager -- Latin America. Prior to joining the Company, he was employed by American Express Travel Related Services Company, Inc. from 1982 to May 1993, most recently as Division Vice President, Cardmember Marketing. Mr. Saydun holds a B.S. Degree in Political and Diplomatic Sciences from University Libre de Bruxelles and a Masters of Business Administration Degree, Finance/Marketing from U.C.L.A.

     THEODORE F. AUGUSTINE, VICE PRESIDENT OF DISTRIBUTION AND LOGISTICS, joined the Company in July 1996. Prior to joining the Company he served as President of M-Group Logistics, Inc. from June 1995 to July 1996. From 1989 to June 1995, he was employed by The Eli Witt Company as Executive Vice President and Chief Operations Officer. Mr. Augustine holds a Masters of Business Administration Degree from Loyola College.

     PATRICK O. CONNELLY, VICE PRESIDENT OF WORLDWIDE CREDIT SERVICES, joined the Company in August 1994. Prior to joining the Company, he was employed by Unisys Corporation for nine years as

Worldwide Director of Credit. Mr. Connelly holds a B.A. Degree in History and French from the University of Texas at Austin.

     CHARLES V. DANNEWITZ, VICE PRESIDENT OF TAXES, joined the Company in February 1995. Prior to joining the Company, he was employed by Price Waterhouse for 13 years, most recently as a Tax Partner. Mr. Dannewitz is a Certified Public Accountant and holds a B.S. Degree in Accounting from Illinois Wesleyan University.

     ARTHUR W. SINGLETON, VICE PRESIDENT, TREASURER AND SECRETARY, joined the Company in January 1990 as Director of Finance and was appointed Treasurer and Secretary in April 1991. In February 1995, he was promoted to Vice President, Treasurer and Secretary. Prior to joining the Company, Mr. Singleton was employed by Price Waterhouse from 1982 to December 1989, most recently as an Audit Manager. Mr. Singleton is a Certified Public Accountant and holds a B.S. Degree in Accounting from Florida State University.

     JOSEPH B. TREPANI, VICE PRESIDENT AND WORLDWIDE CONTROLLER, joined the Company in March 1990 as Controller and held the position of Director of Operations from October 1991 through January 1995. In February 1995, he was promoted to Vice President and Worldwide Controller. Prior to joining the Company, Mr. Trepani was Vice President of Finance for Action Staffing, Inc. from July 1989 to February 1990. From 1982 to June 1989, he was employed by Price Waterhouse. Mr. Trepani is a Certified Public Accountant and holds a B.S. Degree in Accounting from Florida State University.

     DAVID R. VETTER, VICE PRESIDENT AND GENERAL COUNSEL, joined the Company in June 1993. Prior to joining the Company, he was employed by the law firm of Robbins, Gaynor & Bronstein, P.A. from 1984 to June 1993, most recently as a partner. Mr. Vetter is a member of the Florida Bar and holds a B.A. Degree in English and Economics from Bucknell University and a J.D. Degree from the University of Florida.

                          DESCRIPTION OF CAPITAL STOCK

PREFERRED STOCK

     The Company has authorized and outstanding 226,500 shares of Preferred Stock, par value $.02. The Preferred Stock pays no dividends, has no pre-emptive rights, and no redemption, sinking fund, or conversion provisions. It does have a liquidation preference over the Company's Common Stock to the extent of all distributions in the event of liquidation, not to exceed $.20 per share. Each outstanding share of Preferred Stock is entitled to one vote on all matters submitted to a vote of shareholders. Shares of Preferred Stock have equal voting rights with the shares of Common Stock in certain specified events. See "Class Voting and Classified Board of Directors."

COMMON STOCK

     The Company has authorized 200,000,000 shares of Common Stock, par value $.0015. Holders of the common stock have no pre-emptive rights. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of the Company's shareholders. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The holders of Common Stock are entitled to share proportionately in any liquidating distribution to shareholders after provisions for payment of creditors and after the payment of the liquidation preference on any shares of Preferred Stock then outstanding. All outstanding shares of Common Stock are, and the shares to be sold hereunder by the Company will be when issued, fully paid and nonassessable. The transfer agent and registrar for the Company's Common Stock is Chase Mellon Shareholder Services, LLC.

CLASS VOTING AND CLASSIFIED BOARD OF DIRECTORS

     The Company's Restated and Amended Articles of Incorporation require that certain mergers, sale of substantially all the assets of the Company, amendments to the Company's Restated and Amended

Articles of Incorporation and exchanges of Company stock for stock of another corporation pursuant to a vote of shareholders be approved by a majority of each class of capital stock entitled to vote. Thus, any person that controls at least one-half of any class of stock can block an attempt to merge or sell substantially all the assets of the Company or defeat the approval of certain other transactions. Edward C. Raymund, a director of the Company, beneficially owns 113,260 shares of Preferred Stock (which, with the 113,240 shares owned by Annette L. Raymund, is all of the Preferred Stock outstanding), each share of which is entitled to one vote. In connection with the terms of an Employment Agreement dated as of January 31, 1991, between Edward C. Raymund and the Company, providing for Mr. Raymund's employment from February 1, 1991 through January 31, 2001, Mr. Raymund entered into an irrevocable proxy and escrow agreement (the "Irrevocable Proxy"). (In connection with an amendment to the employment agreement dated November 13, 1992, Annette L. Raymund also entered into the Irrevocable Proxy.) Under the terms of the Irrevocable Proxy, directors of the Company, Charles E. Adair, Daniel M. Doyle, John Y. Williams and Donald
F. Dunn (in their capacity as "outside" directors of the Company), have been granted full power and authority to vote the 226,500 shares of Preferred Stock. The Irrevocable Proxy has a three-year term in accordance with Section 607.0722 of the Florida Business Corporation Act. For the Employment Agreement to remain in effect, successive three-year Irrevocable Proxies must be executed by Mr. Raymund through January 31, 2001. Mr. Raymund has renewed the Irrevocable Proxy in accordance with the Employment Agreement.


     The Company's Amended and Restated Articles of Incorporation also divide the Board of Directors into three classes serving staggered three-way terms. These provisions may discourage attempts to acquire control of the Company.

                              DESCRIPTION OF NOTES


     The Notes will be issued under an Indenture, to be dated as of , 1997 (the "Indenture"), between the Company and Bankers Trust Company, as
Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. Wherever particular defined terms of the Indenture (including the Notes) are referred to, such defined terms are incorporated herein by reference (the Notes being referred to in the Indenture as "Securities"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Notes and the Indenture, including the definitions therein of certain terms.


GENERAL

     The Notes will be general unsecured subordinated obligations of the Company, will be limited to $201,250,000 aggregate principal amount and will
mature on             , 2002. Payment in full of the principal amount of the
Notes will be due on             , 2002 at a price of 100% of the principal
amount thereof.

     The Notes will bear interest at the rate per annum set forth on the front
cover of this Prospectus from             , 1997 or from the most recent
Interest Payment Date to which interest has been paid or provided for, payable
semi-annually on      and      of each year, commencing             , 1998 until
the principal thereof is paid or made available for payment, to the Person in whose name the Note is registered at the close of business on the preceding
       or        , as the case may be. Interest on the Notes at such rate will be computed on the basis of a 360-day year, comprised of twelve 30-day months.

     The Notes will be convertible into shares of Common Stock initially at the conversion rate stated on the front cover of this Prospectus, subject to adjustment upon the occurrence of certain events described under "-- Conversion
Rights," at any time prior to the close of business on             , 2002,
unless previously redeemed or repurchased.

     The Notes are redeemable at the option of the Company, at any time on or
after             , 2000, in whole or in part, at the redemption prices set
forth below under "-- Optional Redemption," plus accrued interest to the redemption date. The Notes also are subject to repurchase by the Company at the option of the Holders, as described below under "-- Repurchase at Option of Holders Upon a Change of Control."

     The principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be surrendered for registration of transfer, exchange and conversion, at the office or agency of the Trustee in The Borough of Manhattan, The City of New York. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. See "-- Payment and Conversion." Payments, transfers, exchanges and conversions relating to beneficial interests in Notes issued in book-entry form will be subject to the procedures applicable to Global Notes described below.

     The Company initially will appoint the Trustee at its Corporate Trust Office as paying agent, transfer agent, registrar and conversion agent for the Notes. In such capacities, the Trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of Notes represented by the Global Note (as defined below) and accepting Notes for exchange and registration of transfer, (ii) ensuring that payments of principal, premium, if any, and interest received by the Company from the Trustee in respect of the Notes are duly paid to DTC or its nominees, (iii) transmitting to the Company any notices from Holders of the Notes, (iv) accepting conversion notices and related documents and transmitting the relevant items to the Company and (v) delivering certificates for Common Stock issued upon conversion of the Notes.

     The Company will cause the transfer agent to act as a registrar and will cause to be kept at the office of such transfer agent a register in which, subject to such reasonable regulations as it may prescribe, the Company will provide for registration of transfers of the Notes. The Company may vary or terminate the appointment of any paying agent, transfer agent or conversion agent, or appoint additional or other such agents or approve any change in the office through which any such agent acts, provided that there shall at all times be maintained by the Company, a paying agent, a transfer agent and a conversion agent in the Borough of Manhattan, The City of New York. The Company will cause notice of any resignation, termination or appointment of the Trustee or any paying agent, transfer agent or conversion agent, and of any change in the office through which any such agent will act, to be provided to Holders of the Notes.

     No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     Notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess thereof. Notes sold in the Offering will be issued only against payment therefor in immediately available funds.

     The Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Notes" or "Global Note"). The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below under "-- Exchanges of Book-Entry Notes for Certificated Notes."

     EXCHANGES OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES. A beneficial interest in a Global Note may not be exchanged for a Note in certificated form unless (i) DTC (x) notifies the Company that it is unwilling or unable to continue as Depositary for the Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act and in either case the Company thereupon fails to appoint a successor Depositary, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Notes. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

     CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL NOTES. The descriptions of the operations and procedures of DTC, that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact DTC or its participants directly to discuss these matters.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     DTC has advised the Company that its current practice, upon the issuance of a Global Note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be affected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES. Except in the limited circumstances described above under "-- Exchanges of Book-Entry Notes for Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders of the Global Note (or any Notes represented thereby) under the Indenture or the Notes.

     Investors may hold their interests in the Global Note directly through DTC, if they are participants in such system, or indirectly through organizations that are participants in such system. All interests in a Global Note will be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Payments of the principal of, premium, if any, and interest on the Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below and the conversion of Notes) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its participants.

     None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, its participants or indirect participants of its respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

PAYMENT AND CONVERSION

     The principal of the Notes will be payable in U.S. dollars, against surrender thereof at the office or agency of the Company designated by it for such purpose in the Borough of Manhattan, The City of New York, and at any other office or agency of the Company maintained for such purpose, in U.S. currency by dollar check or by transfer to a dollar account (such a transfer to be made only to a Holder of an aggregate principal amount of Notes in excess of $5,000,000 and only if such Holder shall have furnished wire instructions to the Trustee in writing no later than 15 days prior to the relevant payment date) maintained by the Holder with a bank in the United States. Payment of interest on a Note may be made by dollar check mailed to the address of the person entitled thereto as such address shall appear in the Security Register, or, upon written application by the Holder to the Security Registrar setting forth instructions not later than the relevant Record Date, by transfer to a dollar account (such a transfer to be made only to a Holder of an aggregate principal amount of Notes in excess of $5,000,000 and only if such Holder shall have furnished wire instructions in writing to the Trustee no later than 15 days prior to the relevant payment date) maintained by the Holder with a bank in the United States.

     Any payment on a Note due on any day that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date. and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close.

     Notes may be surrendered for conversion at the office or agency of the Trustee in the Borough of Manhattan, The City of New York, at any other office or agency of the Trustee maintained for such purpose and at the office or agency of any additional conversion agent appointed by the Company. In the case of Global Notes, conversion will be effected by DTC upon notice from the holder of a beneficial interest in a Global Note in accordance with its rules and procedures. Notes surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described below under "-- Conversion Rights."

CONVERSION RIGHTS

     The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount of a Note that is an integral multiple of $1,000 into shares of Common Stock, unless previously redeemed or repurchased, at a conversion rate of the number of shares per $1,000 principal amount of Notes shown on the front cover of this Prospectus (the "Conversion Rate"), subject to adjustment as described below. The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Redemption Date or Repurchase Date for such Note, unless the Company defaults in making the payment due upon redemption or repurchase, as the case may be.

     The right of conversion attaching to any Note may be exercised by the Holder by delivering the Note at the office or agency of the Company in The Borough of Manhattan, The City of New York, at any other office or agency of the Company maintained for such purpose and at the office or agency of any additional conversion agent appointed by the Company, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Trustee and any conversion agent. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share or, at the Company's option, rounded up to the next whole number of shares; such certificate will be sent by the Trustee to the Conversion Agent for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will also rank pari passu with the other shares of the Common Stock outstanding from time to time.

     Holders that surrender Notes for conversion on a date that is not an Interest Payment Date are not entitled to receive any interest for the period from the next preceding Interest Payment Date to the date of conversion, except as described below. However, Holders of Notes on a Regular Record Date, including Notes surrendered for conversion after the Regular Record Date, will receive the interest payable on such Notes on the next succeeding Interest Payment Date. Accordingly, any Note surrendered for conversion during the period from the close of business on a Regular Record Date to the opening of business on the next succeeding Interest Payment Date must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion; provided, however, that no such payment will be required upon the conversion of any Note (or portion thereof) that has been called for redemption or that is eligible to be delivered for repurchase if, as a result, the right to convert such Note would terminate during the period between such Regular Record Date and the next succeeding Interest Payment Date.

     No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, the Company will calculate an appropriate amount to be paid in cash on the basis set forth in the Indenture or, at its option, round up to the next whole number of shares.

     A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion. However, the Company shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless the person requesting such issue has paid to the Company the amount of any such tax or duty or has established to the satisfaction of the Company that such tax or duty has been paid.

     The Conversion Rate is subject to adjustment in certain events, including
(a) dividends (and other distributions) payable in Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (determined as provided in the Indenture) of Common Stock as of the record date for holders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock or other property (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (a) and (b) above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the next succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its Subsidiaries for Common Stock, to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the trading day next succeeding the date of payment (the "Current Market Price"), concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock and the number of shares of Common Stock then outstanding) on the record date for such distribution and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock, to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price at such time, the aggregate amount of which, together with (i) any cash and other consideration in excess of the then current market price paid in a tender offer by the Company or any of its Subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in
(a) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such increases in the conversion rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. The Company shall compute any adjustments to the conversion price pursuant to this paragraph and will give notice to the Holders of any such adjustments.


     In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in the case of any conveyance, sale, transfer or lease of all or substantially all of the properties and assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, conveyance, lease or other transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible).

     The Company from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the closing price of the Common Stock exceeds the Conversion Price (as defined below) by 105% in connection with an event which otherwise would be a Change of Control.

     If at any time the Company makes a distribution of property to its shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "Certain United States Federal Tax Considerations -- United States Holders."

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Notes (including amounts payable on any redemption or repurchase) will be subordinated in right of payment to the extent set forth in the Indenture to the prior full and final payment of all Senior Debt of the Company. "Senior Debt" or "Senior Indebtedness" means the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts (including collection expenses, attorney's fees and late charges) owing with respect to, the following, whether direct or indirect, absolute or contingent, secured or unsecured, due or to become due, outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed:

(a) indebtedness of the Company for money borrowed or evidenced by bonds, debentures, notes or similar instruments, (b) reimbursement obligations of the Company with respect to letters of credit, bankers' acceptances and similar facilities issued for the account of the Company, (c) every obligation of the Company issued or assumed as the deferred purchase price of property or services purchased by the Company, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, (d) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under United States generally accepted accounting principles, (e) obligations of the Company under interest rate and currency swaps, caps, floors, collars or similar arrangements intended to protect the Company against fluctuations in interest or currency exchange rates, (f) indebtedness of others of the kinds described in the preceding clauses (a) through (e) that the Company has assumed, guaranteed or otherwise assured the payment thereof, directly or indirectly, and/or (g) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness or obligation described in the preceding clauses (a) through (e) whether or not there is any notice to or consent of the Holders of Notes; provided, however, that the following shall not constitute Senior Debt: (i) any particular indebtedness or obligation that is owed by the Company to any of its direct and indirect Subsidiaries and (ii) any particular indebtedness, deferral, renewal, extension or refunding if it is expressly stated in the governing terms or in the assumption thereof that the indebtedness involved is not senior in right of payment to the Notes or that such indebtedness is pari passu with or junior to the Notes.

     No payment on account of principal of or premium, if any, or interest on the Notes may be made if (a) there shall have occurred and be continuing (i) a default in the payment of any Senior Debt or (ii) any other default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof, provided that, in the case of this clause (ii), such default shall not have been cured or waived or ceased to exist after written notice of such default shall have been given to the Company and the Trustee by any holder of Senior Debt, or (b) in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default. Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due on all Senior Debt must be paid in full before the Holders of the Notes are entitled to receive any payment. By reason of such subordination, in the event of insolvency of the Company, creditors of the Company who are holders of Senior Debt may recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes. As of August 31, 1997 the Company had approximately $485 million of Senior Debt outstanding.

     In addition, the Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries.

     The Indenture does not limit the ability of the Company or any of its subsidiaries to incur indebtedness, including Senior Debt.

OPTIONAL REDEMPTION

     The Notes may not be redeemed prior to the close of business on
  , 2000. Thereafter, the Notes may be redeemed, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days' prior notice as provided under "-- Notices" below, at the redemption prices set forth below. Such redemption prices (expressed as a percentage of principal amount) are as
follows for the 12-month period beginning on             of the following years:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2000........................................................         %
2001........................................................

and thereafter at a redemption price equal to 100% of the principal amount, in each case together with accrued interest to the redemption date.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     If a Change of Control (as defined below) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below), at a price in cash equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

     The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price by issuing shares of Common Stock. The number of shares of Common Stock tendered in payment shall be determined by dividing the Repurchase Price by the value of the Common Stock, which for this purpose shall be equal to 95% of the average of the closing sale prices of the Common Stock for the five consecutive Trading Days ending on and including the third Trading Day preceding the Repurchase Date. Such payment may not be made in Common Stock unless the Company satisfies certain conditions with respect thereto prior to the Repurchase Date as provided in the Indenture.

     On or before the 30th day after the occurrence of a Change of Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a Holder of Notes must deliver on or before the fifth day prior to the Repurchase Date irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised.

     A Change of Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

          (i) the acquisition by any Person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company or any employee benefit plan of the Company; or

          (ii) any consolidation or merger of the Company with or into any other Person, any merger of another Person into the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the properties and assets of the Company to another Person (other than (a) any such transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock and (y) pursuant to which holders of Common Stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after such transaction and (b) any merger that is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock of the surviving entity);

provided, however, that a Change of Control shall not be deemed to have occurred if the closing sale price per share of the Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the date of the Change of Control or the date of the public announcement of the Change of Control (in the case of a Change of Control under clause (i) above) or ending immediately before the Change of Control (in the case of a Change of Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such Trading Day, The "Conversion Price" is equal to $1,000 divided by the Conversion Rate. "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     The Company may, to the extent permitted by applicable law, at any time purchase Notes in the open market or by tender at any price or by private agreement. Subject to certain limitations imposed by the Underwriting Agreement with the Underwriters, any Note so purchased by the Company may be reissued or resold or may, at the Company's option, be surrendered to the Trustee for cancellation. Any Notes surrendered as aforesaid may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely effect Holders.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company shall not consolidate with or merge into any other Person or, directly or indirectly, convey, transfer, sell or lease all or substantially all of its properties and assets to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer, sell or lease all or substantially all of its properties and assets to the Company, unless (a) the Person formed by such consolidation or into or with which the Company is merged or the Person to which the properties and assets of the Company are so conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the due and punctual payment of the principal and of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture and shall have provided for conversion rights as described above under "-- Conversion Rights", (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (c) the Company shall have provided to the Trustee an Officer's Certificate and Opinion of Counsel as provided in the Indenture.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture, (b) failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) default in the Company's obligation to provide notice of a Change of Control; (d) failure to perform any other material covenant or warranty of the Company in the Indenture, continuing for 60 days after written notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Notes; (e) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by the Company in excess of $25 million if such indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Notes; and (f) certain events of bankruptcy, insolvency or reorganization of the Company. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default (other than an Event of Default specified in clause
(f) above) occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes. If an Event of Default specified in clause
(f) occurs and is continuing, the principal of and any accrued interest on all of the Notes then

Outstanding shall ipso facto become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder.

     At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration has been issued, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances as set forth in the Indenture, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, See "-- Modification and Waiver."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of or premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     The Indenture will contain provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. Generally, modifications and amendments of the Indenture can only be made with the written consent of the Holders of not less than a majority in principal amount of the Notes at the time Outstanding. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or rate of interest on, any Note,
(c) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (d) change the place or currency of payment of principal of, premium, if any, or interest on any Note, (e) impair the right to institute suit for the enforcement of any payment on or with respect to, or the right to convert, any Note, (f) except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of the Company, adversely effect the right to convert Notes, (g) modify the subordination provisions in a manner adverse to the Holders of the Notes or (h) reduce the above-stated percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The Holders of a majority in aggregate principal amount of Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default by the Company under the Indenture, except a default in the payment of principal, premium, if any, or interest or a default in any covenant or provision that under the Indenture cannot be modified or amended without the consent of each Holder of Outstanding Notes.

NOTICES

     Notice to Holders of the Notes will be given by mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of mailing of the notice.

     Notice of a redemption of Notes will be given at least once not less than 30 nor more than 60 days prior to the Redemption Date (which notice shall be irrevocable) and will specify the Redemption Date and the Redemption Price.

PAYMENT OF STAMP AND OTHER TAXES

     The Company shall pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Notes. The Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority therein.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE


     The Trustee for the holders of Notes issued under the Indenture will be Bankers Trust Company.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, broker-dealers, traders in securities that elect to mark to market, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons who have a "functional currency" other than the U.S. dollar. As used herein, the term "United States Holder" means (1) a citizen or resident of the United States, (2) a corporation organized under the laws of the United States or any State, (3) an estate the income of which is subject to the United States federal income taxation regardless of its source or (4) a trust if (i) a court within the United States is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. persons have the authority to control all of the trust's substantial decisions. This summary discusses the tax considerations applicable to an initial purchaser of the Notes who purchases the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange or redemptions of a Note (excluding conversion), a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. Long-term capital gain of a non-corporate United States Holder is generally subject to a minimum tax rate of 28% in respect of property held for more than one year and to a maximum tax rate of 20% in respect of property held in excess of 18 months.

CONVERSION OF THE NOTES

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional share of Common Stock. A holder's tax basis in the Common Stock received on conversion of a Note will be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

CONSTRUCTIVE DISTRIBUTIONS

     If at any time (i) the Company makes a distribution of cash or property to its stockholders (including distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for Common Stock) or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes and, pursuant to the antidilution provisions of the Indenture, the conversion price of the Notes is decreased or (ii) the conversion price of the Notes is decreased at the discretion of the Company, such decrease in conversion price may be deemed to be the payment of a taxable dividend to Holders of Notes (pursuant to Section 305 of the Code). Holders of Notes might therefore be required to recognize taxable income as a result of an event pursuant to which they received no cash or property.

DIVIDENDS

     Dividends paid on the Common Stock generally will be includable in the income of a United States Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits. Subject to certain limitations, a corporate taxpayer holding Common Stock that receives dividends thereon generally will be eligible for a dividends-received deduction equal to 50% of the dividends received.

SALE OF COMMON STOCK

     Upon the sale or exchange of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be subject to the rules discussed above under "Sale, Exchange or Redemption of the Notes". A United States Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX


     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock to certain noncorporate United States Holders, and a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest and dividends properly, or (iii) does not otherwise establish his entitlement to an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holders's United States federal income tax and may entitle the United States Holder to a refund, provided that the required information is furnished to the IRS.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy and information statements and other information concerning the Company can also be inspected at The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006 or from the Commission's World Wide Web site at http://www.sec.gov.

     This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act, File No. 0-14625, and are incorporated herein by reference:

     1. Annual Report on Form 10-K for the fiscal year ended January 31, 1997.

     2. Quarterly Report on Form 10-Q for the quarter ended April 30, 1997.

     3. Quarterly Report on Form 10-Q for the quarter ended July 31, 1997.

     4. Proxy Statement for the Annual Meeting of Shareholders held on June 10, 1997.

     5. The Registration Statement on Form 8-A under the Exchange Act as filed with the Commission on May 14, 1986.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Mr. Arthur W. Singleton, Vice President, Treasurer and Secretary of the Company, at Tech Data Corporation, 5350 Tech Data Drive, Clearwater, Florida 37760.

                           VALIDITY OF THE SECURITIES


     The validity of the Notes offered hereby and of the shares of Common Stock issuable upon conversion thereof will be passed upon for the Company by Schifino & Fleischer, P.A., Tampa, Florida, and for the Underwriters by Sullivan & Cromwell, New York, New York.


                                    EXPERTS

     The financial statements as of January 31, 1997 and 1996 and for each of the three years in the period ended January 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheet..................................  F-3
Consolidated Statement of Income............................  F-4
Consolidated Statement of Changes in Shareholders' Equity...  F-5
Consolidated Statement of Cash Flows........................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Tech Data Corporation:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tech Data Corporation and its subsidiaries at January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Tampa, Florida
March 18, 1997

                     TECH DATA CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                           JANUARY 31,
                                                     ------------------------     JULY 31,
                                                        1996          1997          1997
                                                     ----------    ----------    -----------
                                                                                 (UNAUDITED)
                                           ASSETS
Current assets:
  Cash and cash equivalents........................  $    1,154    $      661    $    2,125
  Accounts receivable, less allowance of $22,669,
     $23,922 and $28,079...........................     445,202       633,579       700,806
  Inventories......................................     465,422       759,974       705,636
  Prepaid and other assets.........................      39,010        55,796        43,828
                                                     ----------    ----------    ----------
          Total current assets.....................     950,788     1,450,010     1,452,395
Property and equipment, net........................      61,610        65,597        69,999
Investment in and advances to Macrotron AG.........                                 104,567
Excess of cost over acquired net assets, net.......       6,376         5,922         5,696
Other assets, net..................................      25,105        23,765        22,575
                                                     ----------    ----------    ----------
                                                     $1,043,879    $1,545,294    $1,655,232
                                                     ==========    ==========    ==========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Revolving credit loans...........................  $  283,100    $  396,391    $  416,428
  Current portion of long-term debt................         519           201           207
  Accounts payable.................................     433,374       658,732       696,297
  Accrued expenses.................................      32,091        42,693        43,348
                                                     ----------    ----------    ----------
          Total current liabilities................     749,084     1,098,017     1,156,280
Long-term debt.....................................       9,097         8,896         8,791
                                                     ----------    ----------    ----------
                                                        758,181     1,106,913     1,165,071
                                                     ----------    ----------    ----------
Commitments and contingencies (Note 8)
Shareholders' equity:
  Preferred stock, par value $.02; 226,500 shares
     authorized and issued; liquidation preference
     $.20 per share................................           5             5             5
  Common stock, par value $.0015; 100,000,000,
     100,000,000 and 200,000,000 shares authorized;
     37,930,655, 43,291,423 and 43,947,402 issued
     and outstanding...............................          57            65            66
  Additional paid-in capital.......................     130,045       226,577       241,025
  Retained earnings................................     153,310       210,283       249,969
  Cumulative translation adjustment................       2,281         1,451          (904)
                                                     ----------    ----------    ----------
          Total shareholders' equity...............     285,698       438,381       490,161
                                                     ----------    ----------    ----------
                                                     $1,043,879    $1,545,294    $1,655,232
                                                     ==========    ==========    ==========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           SIX MONTHS ENDED
                                        YEAR ENDED JANUARY 31,                 JULY 31,
                                 ------------------------------------   -----------------------
                                    1995         1996         1997         1996         1997
                                 ----------   ----------   ----------   ----------   ----------
                                                                              (UNAUDITED)
Net sales......................  $2,418,410   $3,086,620   $4,598,941   $2,048,802   $2,921,966
                                 ----------   ----------   ----------   ----------   ----------
Cost and expenses:
  Cost of products sold........   2,219,122    2,867,226    4,277,160    1,905,488    2,722,811
  Selling, general and
     administrative expenses...     127,951      163,790      206,770       95,609      122,644
                                 ----------   ----------   ----------   ----------   ----------
                                  2,347,073    3,031,016    4,483,930    2,001,097    2,845,455
                                 ----------   ----------   ----------   ----------   ----------
Operating profit...............      71,337       55,604      115,011       47,705       76,511
Interest expense...............      13,761       20,086       21,522       10,802       12,653
                                 ----------   ----------   ----------   ----------   ----------
Income before income taxes.....      57,576       35,518       93,489       36,903       63,858
Provision for income taxes.....      22,664       13,977       36,516       14,459       24,172
                                 ----------   ----------   ----------   ----------   ----------
Net income.....................  $   34,912   $   21,541   $   56,973   $   22,444   $   39,686
                                 ==========   ==========   ==========   ==========   ==========
Net income per common share....  $      .91   $      .56   $     1.35   $      .57   $      .88
                                 ==========   ==========   ==========   ==========   ==========
Weighted average common shares
  outstanding..................      38,258       38,138       42,125       39,231       45,122
                                 ==========   ==========   ==========   ==========   ==========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                 PREFERRED STOCK    COMMON STOCK     ADDITIONAL              CUMULATIVE        TOTAL
                                 ---------------   ---------------    PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                 SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                 ------   ------   ------   ------   ----------   --------   -----------   -------------
Balance -- January 31, 1994....   227       $5     36,547    $54      $126,091    $ 87,176     $--           $213,326
  Issuance of common stock in
    business combination.......                     1,144      3                     9,681                      9,684
  Issuance of common stock for
    stock options exercised and
    related tax benefit........                       117                1,856                                  1,856
  Net income...................                                                     34,912                     34,912
  Translation adjustments......                                                                  1,048          1,048
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- January 31, 1995....   227        5     37,808     57       127,947     131,769       1,048        260,826
  Issuance of common stock for
    stock options exercised and
    related tax benefit........                       123                2,098                                  2,098
  Net income...................                                                     21,541                     21,541
  Translation adjustments......                                                                  1,233          1,233
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- January 31, 1996....   227        5     37,931     57       130,045     153,310       2,281        285,698
  Issuance of common stock for
    stock options exercised and
    related tax benefit........                       760      1        13,223                                 13,224
  Issuance of common stock net
    of offering costs..........                     4,600      7        83,309                                 83,316
  Net income...................                                                     56,973                     56,973
  Translation adjustments......                                                                   (830)          (830)
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- January 31, 1997....   227        5     43,291     65       226,577     210,283       1,451        438,381
  Issuance of common stock in
    business acquisition
    (unaudited)................                       407      1         9,198                                  9,199
  Issuance of common stock for
    stock options exercised and
    related tax benefit
    (unaudited)................                       249                5,250                                  5,250
  Net income (unaudited).......                                                     39,686                     39,686
  Translation adjustments
    (unaudited)................                                                                 (2,355)        (2,355)
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- July 31, 1997
  (unaudited)..................   227       $5     43,947    $66      $241,025    $249,969     $  (904)      $490,161
                                  ===       ==     ======    ===      ========    ========     =======       ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                SIX MONTHS ENDED
                                                          YEAR ENDED JANUARY 31,                    JULY 31,
                                                  ---------------------------------------   -------------------------
                                                     1995          1996          1997          1996          1997
                                                  -----------   -----------   -----------   -----------   -----------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Cash received from customers..................  $ 2,326,613   $ 2,933,831   $ 4,390,916   $ 1,975,983   $ 2,844,302
  Cash paid to suppliers and employees..........   (2,382,799)   (2,854,653)   (4,513,309)   (1,983,984)   (2,713,420)
  Interest paid.................................      (13,584)      (20,276)      (21,122)      (10,788)      (12,967)
  Income taxes paid.............................      (27,974)      (11,628)      (45,037)      (17,064)      (32,184)
                                                  -----------   -----------   -----------   -----------   -----------
        Net cash (used in) provided by operating
          activities............................      (97,744)       47,274      (188,552)      (35,853)       85,731
                                                  -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Acquisition of business, net of cash
    acquired....................................                                                              (35,368)
  Expenditures for property and equipment.......      (21,351)      (23,596)      (19,229)       (4,663)      (12,847)
  Software development costs....................      (18,696)       (2,826)       (2,024)       (1,029)       (1,240)
                                                  -----------   -----------   -----------   -----------   -----------
        Net cash used in investing activities...      (40,047)      (26,422)      (21,253)       (5,692)      (49,455)
                                                  -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock........        1,859         2,098        96,540        88,576         5,250
  Net borrowings (repayments) from revolving
    credit loans................................      136,019       (21,684)      113,291       (47,129)       20,037
  Loans to Macrotron AG.........................                                                              (60,000)
  Principal payments on long-term debt..........       (1,058)         (608)         (519)         (259)          (99)
  Proceeds from long-term debt..................          789
                                                  -----------   -----------   -----------   -----------   -----------
        Net cash provided by (used in) financing
          activities............................      137,609       (20,194)      209,312        41,188       (34,812)
                                                  -----------   -----------   -----------   -----------   -----------
        Net (decrease) increase in cash and cash
          equivalents...........................         (182)          658          (493)         (357)        1,464
Cash and cash equivalents at beginning of
  year..........................................          678           496         1,154         1,154           661
                                                  -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of year........  $       496   $     1,154   $       661   $       797   $     2,125
                                                  ===========   ===========   ===========   ===========   ===========
Reconciliation of net income to net cash (used
  in) provided by operating activities:
    Net income..................................  $    34,912   $    21,541   $    56,973   $    22,444   $    39,686
                                                  -----------   -----------   -----------   -----------   -----------
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
  Depreciation and amortization.................        9,110        17,364        20,011         9,515        11,101
  Provision for losses on accounts receivable...       17,768        17,433        19,648         9,422        10,437
  Loss on disposal of fixed assets..............        1,237           603           446
  Deferred income taxes.........................       (1,739)       (5,603)       (5,051)
  Changes in assets and liabilities:
    (Increase) in accounts receivable...........      (90,600)     (152,789)     (208,025)      (72,819)      (77,664)
    (Increase) decrease in inventories..........     (132,940)     (100,891)     (294,552)       25,032        54,338
    Decrease (increase) in prepaid and other
      assets....................................        2,645        (7,254)      (13,962)         (309)        9,613
    Increase (decrease) in accounts payable.....       62,132       239,161       225,358       (28,043)       37,565
    (Decrease) increase in accrued expenses.....         (269)       17,709        10,602        (1,095)          655
                                                  -----------   -----------   -----------   -----------   -----------
      Total adjustments.........................     (132,656)       25,733      (245,525)      (58,297)       46,045
                                                  -----------   -----------   -----------   -----------   -----------
      Net cash (used in) provided by operating
        activities..............................  $   (97,744)  $    47,274   $  (188,552)  $   (35,853)  $    85,731
                                                  ===========   ===========   ===========   ===========   ===========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Tech Data Corporation and its subsidiaries (the "Company"), all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

METHOD OF ACCOUNTING

     The Company prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Sales are recorded upon shipment. The Company allows its customers to return product for exchange or credit subject to certain limitations. Provision for estimated losses on such returns are recorded at the time of sale (see product warranty below). Funds received from vendors for marketing programs and product rebates are accounted for as a reduction of selling, general and administrative expenses or product cost according to the nature of the program.

INVENTORIES

     Inventories (consisting of computer related hardware and software products) are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed over the estimated economic lives using the following methods:

                                                              METHOD         YEARS
                                                          ---------------  ---------
Buildings and improvements..............................   Straight-line     31.5-39
Furniture, fixtures and equipment.......................  Accelerated and        3-7
                                                           straight-line

     Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized at such time.

EXCESS OF COST OVER ACQUIRED NET ASSETS

     The excess of cost over acquired net assets is being amortized on a straight-line basis over 15 years. Amortization expense was $602,000, $646,000 and $682,000 in 1997, 1996 and 1995, respectively. The accumulated amortization of goodwill is approximately $2,264,000 and $1,727,000 at January 31, 1997 and 1996, respectively. In fiscal year 1996, the Company settled a liability related to a previous acquisition and therefore recorded a $3,000,000 reduction in goodwill. The Company evaluates, on a regular basis, whether events and circumstances have occurred that indicate the carrying amount of

                     TECH DATA CORPORATION AND SUBSIDIARIES
goodwill may warrant revision or may not be recoverable. At January 31, 1997, the net unamortized balance of goodwill is not considered to be impaired.

CAPITALIZED DEFERRED SOFTWARE COSTS

     Deferred software costs are included in other assets and represent internal development costs and payments to vendors for the design, purchase and implementation of the computer software for the Company's operating and financial systems. Such deferred costs are being amortized over three to seven years with amortization expense of $4,611,000, $4,253,000 and $329,000 in 1997, 1996 and 1995, respectively. The accumulated amortization of such costs was $9,193,000 and $4,582,000 at January 31, 1997 and 1996, respectively.

PRODUCT WARRANTY

     The Company does not offer warranty coverage. However, to maintain customer goodwill, the Company facilitates vendor warranty policies by accepting for exchange (with the Company's prior approval) defective products within 60 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

INCOME TAXES

     Income taxes are accounted for under the liability method. Deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, with the related translation gains or losses reported as a separate component of shareholders' equity. The results of foreign operations are translated at the weighted average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in the statement of income.

CONCENTRATION OF CREDIT RISK

     The Company sells its products to a large base of value-added resellers ("VARs"), corporate resellers and retailers throughout the United States,France,Canada, Latin America and the Caribbean. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for estimated credit losses at the time of sale.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments that are subject to fair value disclosure requirements are carried in the consolidated financial statements at amounts that approximate fair value.

NET INCOME PER COMMON SHARE

     Net income per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Fully diluted and primary earnings per share are the same amounts for each of the periods presented.

                     TECH DATA CORPORATION AND SUBSIDIARIES

CASH MANAGEMENT SYSTEM

     Under the Company's cash management system, disbursements cleared by the bank are reimbursed on a daily basis from the revolving credit loans. As a result, checks issued but not yet presented to the bank are not considered reductions of cash or accounts payable. Included in accounts payable are $111,826,000 and $69,789,000 at January 31, 1997 and 1996, respectively, for which checks are outstanding.

STATEMENT OF CASH FLOWS

     Short-term investments which have an original maturity of ninety days or less are considered cash equivalents in the statement of cash flows. The effect of changes in foreign exchange rates on cash balances is not material. See Note 9 of Notes to Consolidated Financial Statements regarding the non-cash exchange of common stock in connection with a business combination.

FISCAL YEAR

     The Company and its subsidiaries operate on a fiscal year that ends on January 31, except for the Company's French subsidiary which operates on a fiscal year that ends on December 31.

INTERIM FINANCIAL DATA

     The interim financial data at July 31, 1997 and for the six months ended July 31, 1996 and 1997 are unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

NOTE 2 -- PROPERTY AND EQUIPMENT:

                                                                  JANUARY 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
                                                                (IN THOUSANDS)
Land........................................................  $  3,898   $  3,898
Buildings and improvements..................................    27,802     29,155
Furniture, fixtures and equipment...........................    58,721     75,982
Construction in progress....................................     1,778        629
                                                              --------   --------
                                                                92,199    109,664
Less -- accumulated depreciation............................   (30,589)   (44,067)
                                                              --------   --------
                                                              $ 61,610   $ 65,597
                                                              ========   ========

NOTE 3 -- REVOLVING CREDIT LOANS:

     The Company has an agreement (the "Receivables Securitization Program") with a financial institution that allows the Company to transfer an undivided interest in a designated pool of accounts receivable on an ongoing basis to provide borrowings up to a maximum of $300,000,000 (increased from $250,000,000 in January 1997 and subsequently increased to $325,000,000 in February 1997). As collections reduce accounts receivable balances included in the pool, the Company may transfer interests in new receivables to bring the amount available to be borrowed up to the $300,000,000 maximum. The Company pays interest on advances under the Receivables Securitization Program at a designated commercial paper rate, plus an agreed-upon spread. At January 31, 1997, the Company had a $215,000,000 outstanding balance under this program which is included in the balance sheet caption "Revolving Credit Loans". This agreement expires December 31, 1997.

                     TECH DATA CORPORATION AND SUBSIDIARIES

     In May 1996, the Company entered into a new three-year unsecured $290 million multi-currency revolving credit facility replacing its former domestic, French and Canadian credit agreements. The Company and its wholly-owned subsidiaries are able to borrow funds in sixteen major foreign currencies under this agreement.

     As of January 31, 1997, the Company maintained domestic and foreign revolving credit loan agreements (including the Receivables Securitization Program) with a total of twelve financial institutions which provide for maximum short-term borrowings of approximately $600,000,000 ($625,000,000 as of February 28, 1997). At January 31, 1997, the weighted average interest rate on all short-term borrowings was 5.37%. The Company can fix the interest rate for periods of 30 to 180 days under various interest rate options. The credit agreements contain warranties and covenants that must be complied with on a continuing basis, including the maintenance of certain financial ratios. At January 31, 1997, the Company was in compliance with all such covenants. See
Note 12 of Notes to Consolidated Financial Statements.

NOTE 4 -- LONG-TERM DEBT:

                                                                JANUARY 31,
                                                              ---------------
                                                               1996     1997
                                                              ------   ------
                                                              (IN THOUSANDS)
Mortgage note payable, interest at 10.25%, principal and
  interest of $85,130 payable monthly, balloon payment due
  2005......................................................  $9,005   $8,902
Mortgage note payable funded through Industrial Revenue
  Bond, interest at 7.3%, principal and interest payable
  quarterly, through 1999...................................     282      195
Other note payable..........................................     329
                                                              ------   ------
                                                               9,616    9,097
Less -- current maturities..................................    (519)    (201)
                                                              ------   ------
                                                              $9,097   $8,896
                                                              ======   ======

     Principal maturities of long-term debt at January 31, 1997 for the succeeding five fiscal years are as follows: 1998 -- $201,000; 1999 -- $213,000; 2000 -- $162,000; 2001 -- $155,000; 2002 -- $172,000.

     Mortgage notes payable are secured by property and equipment with an original cost of approximately $12,000,000. The Industrial Revenue Bond contains covenants which require the Company to maintain certain financial ratios with which the Company was in compliance at January 31, 1997.

                     TECH DATA CORPORATION AND SUBSIDIARIES

NOTE 5 -- INCOME TAXES (IN THOUSANDS):

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                 JANUARY 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Deferred tax liabilities:
  Accelerated depreciation..................................  $ 4,046   $ 6,863
  Deferred revenue..........................................    3,164     2,811
  Other -- net..............................................    1,378     3,525
                                                              -------   -------
         Total deferred tax liabilities.....................    8,588    13,199
                                                              -------   -------
Deferred tax assets:
  Accruals not currently deductible.........................    2,947     5,092
  Reserves not currently deductible.........................   14,774    21,340
  Capitalized inventory costs...............................    1,144     2,220
  Other -- net..............................................      338       213
                                                              -------   -------
         Total deferred tax assets..........................   19,203    28,865
                                                              -------   -------
Net deferred tax assets (included in prepaid and other
  assets)...................................................  $10,615   $15,666
                                                              =======   =======

     Significant components of the provision for income taxes are as follows:

                                                                YEAR ENDED JANUARY 31,
                                                              ---------------------------
                                                               1995      1996      1997
                                                              -------   -------   -------
Current:
  Federal...................................................  $19,670   $15,107   $32,485
  State.....................................................    3,748     2,932     5,897
  Foreign...................................................      985     1,541     3,185
                                                              -------   -------   -------
         Total current......................................   24,403    19,580    41,567
                                                              -------   -------   -------
Deferred:
  Federal...................................................   (1,677)   (4,656)   (3,490)
  State.....................................................      (62)     (625)     (451)
  Foreign...................................................               (322)   (1,110)
                                                              -------   -------   -------
         Total deferred.....................................   (1,739)   (5,603)   (5,051)
                                                              -------   -------   -------
                                                              $22,664   $13,977   $36,516
                                                              =======   =======   =======

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                              YEAR ENDED JANUARY 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
Tax at U.S. statutory rates.................................   35.0%    35.0%    35.0%
State income taxes, net of federal tax benefit..............    4.2      4.2      3.8
Other -- net................................................     .2       .2       .3
                                                               ----     ----     ----
                                                               39.4%    39.4%    39.1%
                                                               ====     ====     ====

                     TECH DATA CORPORATION AND SUBSIDIARIES

     The components of pretax earnings are as follows:

                                                            YEAR ENDED JANUARY 31,
                                                          ---------------------------
                                                           1995      1996      1997
                                                          -------   -------   -------
United States...........................................  $55,155   $33,164   $88,536
Foreign.................................................    2,421     2,354     4,953
                                                          -------   -------   -------
                                                          $57,576   $35,518   $93,489
                                                          =======   =======   =======

NOTE 6 -- EMPLOYEE BENEFIT PLANS:

STOCK COMPENSATION PLANS

     At January 31, 1997, the Company had four stock-based compensation plans, an employee stock ownership plan and a retirement savings plan, which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan.

FIXED STOCK OPTION PLANS

     In August 1985, the Board of Directors adopted the 1985 Incentive Stock Option Plan (the "1985 Plan"), which covers an aggregate of 1,050,000 shares of common stock. The options were granted to certain officers and key employees at or above fair market value; accordingly, no compensation expense has been recorded with respect to these options. Options are exercisable beginning two years from the date of grant only if the grantee is an employee of the Company at that time. No options may be granted under the 1985 Plan after July 31, 1995.

     In June 1990, the shareholders approved the 1990 Incentive and Non-Statutory Stock Option Plan (the "1990 Plan") which covers an aggregate of 5,000,000 shares (as amended in June 1994) of common stock. The 1990 Plan provides for the granting of incentive and non-statutory stock options, stock appreciation rights ("SARs") and limited stock appreciation rights ("Limited SARs") at prices determined by the stock option committee, except for incentive stock options which are granted at the fair market value of the stock on the date of grant. Incentive options granted under the 1990 Plan become exercisable over a five year period while the date of exercise of non-statutory options is determined by the stock option committee. As of January 31, 1997, no SARs or Limited SARs had been granted under the 1990 Plan. Options granted under the 1985 Plan and the 1990 Plan expire 10 years from the date of grant, unless a shorter period is specified by the stock option committee.

     In June 1995, the shareholders approved the 1995 Non-Employee Director's Non-Statutory Stock Option Plan. Under this plan, the Company grants non-employee members of its Board of Directors stock options upon their initial appointment to the board and then annually each year thereafter. Stock options granted to members upon their initial appointment vest and become exercisable at a rate of 20% per year. Annual awards vest and become exercisable one year from the date of grant. The number of shares subject to options under this plan cannot exceed 100,000 and the options expire 10 years from the date of grant.

                     TECH DATA CORPORATION AND SUBSIDIARIES

     A summary of the status of the Company's stock option plans is as follows:

                            JANUARY 31,             JANUARY 31,            JANUARY 31,
                                1995                   1996                    1997
                        --------------------   ---------------------   --------------------
                                    WEIGHTED                WEIGHTED               WEIGHTED
                                    AVERAGE                 AVERAGE                AVERAGE
                                    EXERCISE                EXERCISE               EXERCISE
                         SHARES      PRICE       SHARES      PRICE      SHARES      PRICE
                        ---------   --------   ----------   --------   ---------   --------
Outstanding at
  beginning of year...  1,515,956    $11.02     2,644,056    $15.62    3,081,110    $13.31
Granted...............  1,372,500     19.94     1,683,450     12.91    1,112,000     16.27
Exercised.............   (116,900)     5.83       (79,800)     8.53     (675,492)    13.11
Canceled..............   (127,500)    15.02    (1,166,596)    18.45     (231,800)    13.72
                        ---------              ----------              ---------
Outstanding at year
  end.................  2,644,056     15.62     3,081,110     13.31    3,285,818     14.31
                        =========              ==========              =========
Options exercisable at
  year end............    180,660                 494,460                576,862
Available for grant at
  year end............  2,351,000               1,785,000                905,000

                                         OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                       -------------------------------------------------------   ----------------------------
                                         WEIGHTED AVERAGE
                         NUMBER             REMAINING              WEIGHTED        NUMBER         WEIGHTED
      RANGE OF         OUTSTANDING       CONTRACTUAL LIFE          AVERAGE       EXERCISABLE      AVERAGE
   EXERCISE PRICES     AT 1/31/97            (YEARS)            EXERCISE PRICE   AT 1/31/97    EXERCISE PRICE
   ---------------     -----------   ------------------------   --------------   -----------   --------------
$ 1.50-$10.00........     139,500              4.9                  $ 7.38          84,700         $ 6.31
 11.00- 15.00........   2,644,150              8.3                   13.23         406,800          13.30
 16.00- 30.00........     502,168              8.2                   21.83          85,362          20.19
                        ---------                                                  -------
                        3,285,818              8.2                   14.31         576,862          13.29
                        =========                                                  =======

EMPLOYEE STOCK PURCHASE PLAN

     Under the 1995 Employee Stock Purchase Plan, approved in June 1995, the Company is authorized to issue up to 1,000,000 shares of common stock to eligible employees. Under the terms of the plan, employees can choose to have a fixed dollar amount deducted from their compensation to purchase the Company's common stock and/or elect to purchase shares once per calendar quarter. The purchase price of the stock is 85% of the market value on the exercise date and employees are limited to a maximum purchase of $25,000 fair market value each calendar year. Since plan inception, the Company has sold 88,253 shares. All shares purchased under this plan must be retained for a period of one year.

PRO FORMA EFFECT OF STOCK COMPENSATION PLANS

     Had the compensation cost for the Company's stock option plans and employee stock purchase plan been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per common share on a pro forma basis would have been (in thousands, except per share data):

                                                                YEAR ENDED JANUARY 31,
                                                                ----------------------
                                                                  1996         1997
                                                                ---------    ---------
Net income..................................................      $19,937      $55,059
Net income per common share.................................      $   .52      $  1.31

                     TECH DATA CORPORATION AND SUBSIDIARIES

     The preceding pro forma results were calculated with the use of the Black Scholes option-pricing model. The following assumptions were used for the years ended January 31, 1997 and 1996, respectively: (1) risk-free interest rates of 6.08% and 6.96%; (2) dividend yield of 0.0% and 0.0%; (3) expected lives of 5.08 and 5.08 years; and (4) volatility of 56% and 39%. Results may vary depending on the assumptions applied within the model.

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLANS

     In February 1984, the Company established an employee stock ownership plan (the "ESOP") covering substantially all U.S. employees. The ESOP provides for distribution of vested percentages of the Company's common stock to participants. Such benefit becomes fully vested after seven years of qualified service. The Company also offers its U.S. employees a retirement savings plan pursuant to section 401(k) of the Internal Revenue Code which provides for the Company to match 50% of the first $1,000 of each participant's deferrals annually. Contributions to these plans are made in amounts approved annually by the Board of Directors. Aggregate contributions made by the Company to these plans were $2,090,000, $1,659,000 and $1,268,000 for 1997, 1996 and 1995,
respectively.

NOTE 7 -- CAPITAL STOCK:

     Each outstanding share of preferred stock is entitled to one vote on all matters submitted to a vote of shareholders, except for matters involving mergers, the sale of all Company assets, amendments to the Company's charter and exchanges of Company stock for stock of another company which require approval by a majority of each class of capital stock. In such matters, the preferred and common shareholders will each vote as a separate class.

     In July 1996, the Company completed a public offering of 4,600,000 shares of common stock resulting in net proceeds to the Company of approximately $83,316,000.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

     The Company leases distribution facilities and certain equipment under noncancelable operating leases which expire at various dates through 2005. Future minimum lease payments under all such leases for the succeeding five fiscal years are as follows: 1998 -- $9,036,000; 1999 -- $9,502,000; 2000 --
$8,824,000; 2001 -- $8,364,000; 2002 -- $3,795,000 and $4,596,000 thereafter.
Rental expense for all operating leases amounted to $10,160,000, $7,547,000 and $6,500,000 in 1997, 1996 and 1995, respectively.

NOTE 9 -- ACQUISITIONS:

     On March 24, 1994 the Company completed the non-cash exchange of 1,144,000 shares of its common stock for all of the outstanding capital stock of Softmart International, S.A. (subsequently named Tech Data France, SNC), a privately-held distributor of microcomputer products based in Paris, France. The acquisition was accounted for as a pooling-of-interests effective February 1, 1994, however, due to the immaterial size of the acquisition in relation to the consolidated financial statements, prior period financial statements were not restated. In connection with the issuance of the 1,144,000 shares of common stock, the Company recorded an adjustment of $9,681,000 to beginning retained earnings.

NOTE 10 -- SEGMENT INFORMATION:

     The Company is engaged in one business segment, the wholesale distribution of microcomputer hardware and software products. The geographic areas in which the Company operates are the United

                     TECH DATA CORPORATION AND SUBSIDIARIES

States (United States including exports to Latin America and the Caribbean) and International (France and Canada). The geographical distribution of net sales, operating income and identifiable assets are as follows (in thousands):

                                       UNITED STATES   INTERNATIONAL   ELIMINATIONS   CONSOLIDATED
                                       -------------   -------------   ------------   ------------
FISCAL YEAR 1995
-------------------
Net sales to unaffiliated
  customers..........................   $2,104,637       $313,773        $    --       $2,418,410
                                        ==========       ========        =======       ==========
Operating income.....................   $   65,349       $  5,988        $    --       $   71,337
                                        ==========       ========        =======       ==========
Identifiable assets..................   $  677,910       $109,703        $(3,184)      $  784,429
                                        ==========       ========        =======       ==========
FISCAL YEAR 1996
-------------------
Net sales to unaffiliated
  customers..........................   $2,654,750       $431,870        $    --       $3,086,620
                                        ==========       ========        =======       ==========
Operating income.....................   $   48,419       $  7,185        $    --       $   55,604
                                        ==========       ========        =======       ==========
Identifiable assets..................   $  868,910       $174,969        $    --       $1,043,879
                                        ==========       ========        =======       ==========
FISCAL YEAR 1997
-------------------
Net sales to unaffiliated
  customers..........................   $4,009,924       $589,017        $    --       $4,598,941
                                        ==========       ========        =======       ==========
Operating income.....................   $  105,330       $  9,681        $    --       $  115,011
                                        ==========       ========        =======       ==========
Identifiable assets..................   $1,327,156       $218,138        $    --       $1,545,294
                                        ==========       ========        =======       ==========

NOTE 11 -- UNAUDITED INTERIM FINANCIAL INFORMATION:

                                                        QUARTER ENDED
                                       -----------------------------------------------
                                       APRIL 30    JULY 31     OCTOBER 31   JANUARY 31
                                       --------   ----------   ----------   ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL YEAR 1996
-------------------
Net sales............................  $633,460   $  708,836   $  843,286   $  901,038
Gross profit.........................    46,216       50,113       58,685       64,380
Net income...........................     1,849        3,448        7,042        9,202
Net income per common share..........       .05          .09          .18          .24

                                                        QUARTER ENDED
                                       -----------------------------------------------
                                       APRIL 30    JULY 31     OCTOBER 31   JANUARY 31
                                       --------   ----------   ----------   ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL YEAR 1997
-------------------
Net sales............................  $985,574   $1,063,228   $1,236,650   $1,313,489
Gross profit.........................    69,012       74,302       85,955       92,512
Net income...........................    10,428       12,016       16,748       17,781
Net income per common share..........       .27          .30          .38          .40

NOTE 12 -- UNAUDITED SUBSEQUENT EVENTS:

ACQUISITION

     On July 1, 1997 the Company acquired approximately 77% of the voting common stock and 7% of the non-voting preferred stock of Macrotron AG ("Macrotron"), a leading publicly held distributor of personal computer products based in Munich, Germany. The initial acquisition was completed through an exchange of approximately $26,000,000 in cash and 406,586 shares of the Company's common stock,

                     TECH DATA CORPORATION AND SUBSIDIARIES
for a combined total value of $35,000,000. On July 10, 1997, the Company commenced a tender offer for the remaining shares of Macrotron common and preferred stock at a price per share of DM730 and DM600, respectively. As of July 31, 1997, the Company owned or had under option approximately 94% and 18% of Macrotron's common and preferred stock, respectively. The tender offer period ended on September 5, 1997. The cash portion of the initial acquisition and the related tender offer were funded from the Company's revolving credit loan agreements.

     The acquisition of Macrotron will be accounted for under the purchase method. Consistent with the Company's accounting policy for foreign subsidiaries, Macrotron's operations will be consolidated into the Company's consolidated financial statements on a calendar year basis. Consequently, the Company's fiscal quarter ending October 31, 1997 will include Macrotron's operations for the three month period beginning July 1, 1997 and ending September 30, 1997.

     The following pro forma unaudited results of operations reflects the effect on the Company's operations, as if the above described acquisition had occurred at the beginning of each of the periods presented below:

                                                              SIX MONTHS ENDED JULY 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
Net sales...................................................   $2,465,276    $3,489,199
Net income..................................................   $   22,926    $   40,759
Net income per common share.................................   $      .58    $      .90

     The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Macrotron acquisition been consummated as of the beginning of the periods above, nor are they necessarily indicative of future operating results.

REVOLVING CREDIT LOANS

     In July 1997, the Company increased its accounts receivable securitization program from $325,000,000 to $400,000,000 and on August 28, 1997 entered into a new $550,000,000 three-year multi-currency revolving credit loan agreement with twenty banks. The Company currently maintains domestic and foreign revolving credit agreements which provide maximum short-term borrowings of approximately $980,000,000 (including local country credit lines), of which $416,000,000 was outstanding at July 31, 1997.

CAPITAL STOCK

     At the June 10, 1997 Annual Meeting of Shareholders, a proposal to increase the Company's authorized common stock from 100,000,000 shares to 200,000,000 was approved.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of such Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                             PRINCIPAL
                                                             AMOUNT OF
                                                            CONVERTIBLE
                       UNDERWRITER                             NOTES
                       -----------                          ------------
Goldman, Sachs & Co. .....................................
Bear, Stearns & Co. Inc. .................................
The Robinson-Humphrey Company, LLC .......................
NationsBanc Montgomery Securities, Inc....................
                                                            ------------
          Total...........................................  $175,000,000
                                                            ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of      % of the principal amount of the Notes. The Underwriters may
allow, and such dealers may reallow, a concession not to exceed      % of the
principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of $26,250,000 principal amount of Notes solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the principal amount of the Notes to be purchased by each of them, as shown in the foregoing table, bears to the $175,000,000 principal amount of Notes offered. The consummation of the Notes Offering and the Common Stock Offerings are not conditioned upon each other.


     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of the Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international Common Stock Offerings, and the shares of Common Stock issuable upon conversion of the Notes offered hereby.


     In connection with the Notes Offering and the Common Stock Offerings, the Underwriters may purchase and sell the Notes and the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making (see below) and purchases to cover short positions created by the Underwriters in connection with the Notes Offering or by the syndicate in the Common Stock Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes or the Common Stock, and short positions involve the sale by the Underwriters or the syndicate, as the case may be, of a greater number of Notes or shares of Common Stock than they are required to purchase from the Company in the Notes Offering or the Common Stock Offerings, respectively. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes or Common Stock sold in the Notes Offering and the Common Stock Offerings, respectively, may be reclaimed by the syndicate or the Underwriters if such Notes or Common Stock are repurchased by the Underwriters or syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes or Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in The Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     An affiliate of NationsBanc Montgomery Securities, Inc. provides certain commercial banking services to the Company.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act. In addition, the Underwriters have agreed to reimburse the Company for certain expenses associated with the Notes Offering and the Common Stock Offerings.

==========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    7
Use of Proceeds..........................   11
Concurrent Common Stock Offerings........   11
Price Range of Common Stock..............   12
Dividend Policy..........................   12
Capitalization...........................   13
Selected Consolidated Financial Data.....   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   15
Business.................................   21
Management...............................   26
Description of Capital Stock.............   28
Description of Notes.....................   30
Certain Federal Income Tax
  Considerations.........................   40
Available Information....................   42
Incorporation of Certain Documents by
  Reference..............................   42
Validity of the Securities...............   43
Experts..................................   43
Index to Consolidated Financial
  Statements.............................  F-1
Underwriting.............................  U-1

==========================================================
==========================================================
                                  $175,000,000

                                [TECH DATA LOGO]

                                 % CONVERTIBLE
                               SUBORDINATED NOTES

                       DUE                         , 2002

                            -----------------------

                                   PROSPECTUS

                            -----------------------
                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.

                         THE ROBINSON-HUMPHREY COMPANY

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.
==========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee........................................  $ 60,985
NASD Filing Fee.............................................    20,625
Printing and Engraving......................................    75,000
Fees of Trustee.............................................    10,000
Accountants Fees and Expenses...............................    15,000
Legal Fees and Expenses of Registrant's Counsel.............    30,000
Rating Agencies.............................................   175,000
Blue Sky Fees and Expenses..................................     6,000
Miscellaneous...............................................    82,390
                                                              --------
          Total.............................................  $475,000
                                                              ========

     Except for SEC registration fee and NASD filing fee, the foregoing fees are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-Laws include the following provisions:

                                  ARTICLE NINE

                                INDEMNIFICATION

          "9.1 Under the circumstances prescribed in Section 9.3 and 9.4, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (include attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that this conduct was unlawful.

          9.2 Under the circumstances prescribed in Section 9.3 and 9.4, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

          9.3 To the extent that a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 9.1 and 9.2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          9.4 Except as provided in Section 9.3 and except as may be ordered by a court, any indemnification under Sections 9.1 and 9.2 shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 9.1 and 9.2. Such a determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (3) by the affirmative vote of a majority of the shares entitled to vote thereon owned by persons who were not parties to such action, suit or proceeding.

          9.5 Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon a preliminary determination following one of the procedures set forth in Section 9.4 that the Director, officer, employee or agent met the applicable standard of conduct set forth in Section 9.1 or Section 9.2 or as authorized by the Board of Directors in the specific case and, in either event, upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Section.

          9.6 The Corporation shall have the power to make any other or further indemnification of any of its Directors, officers employees, or agents, under any By-Law, agreement, vote of shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, except an indemnification against gross negligence or willful misconduct.

          9.7 The indemnification provided by this Article Nine shall continue as to a person who has ceased to be a Director, employee or agent and shall inure to the benefit of the heirs, executors or administrators of such a person.

          9.8 The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against himself and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article Nine.

          9.9 If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholder or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, no later than the next annual meeting of shareholders unless such a meeting is held within three months from the date of such payment, and, in any event, within 15 months from the date of such payment, deliver personally or send by first class mail to its shareholders of record at the time entitled to vote for the election of Directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation."

     Chapter 607 of the General Statutes of the State of Florida permits a corporation to indemnify its officers and directors against certain liabilities and provides for the conditions thereof.

     Reference is made to the Underwriting Agreement filed as part of Exhibit 1 to this Registration Statement, which contains provisions pursuant to which each Underwriter agrees to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act of 1933, as amended, each director of the Company and each officer of the Company who signs this Registration Statement against losses, liabilities, and reasonable expenses, including attorneys' fees, arising out of claims under the Securities Act of 1933 based upon material misstatements or omissions of material facts in any Preliminary Prospectus, the Prospectus, or this Registration Statement, but only to the extent that such misstatement or omission was made in any Preliminary Prospectus, the Prospectus, or this Registration Statement in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company undertakes, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and agrees to be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES

     (a) The exhibit numbers on the following list correspond to the numbers in the exhibit table required pursuant to Item 601 of Regulation S-K.


 EXHIBIT
 NUMBER                                  DESCRIPTION
---------                                -----------
 1**        --   Form of Underwriting Agreement.
 4-A(1)     --   Articles of Incorporation of the Company as amended to April
                 23, 1986.
 4-B(2)     --   Articles of Amendment to Articles of Incorporation of the
                 Company filed on August 27, 1987.
 4-C(3)     --   By-laws of the Company as amended to November 28, 1995.
 4-D(4)     --   Articles of Amendment to Articles of Incorporation of the
                 Company filed on July 15, 1993.
 4-E(5)     --   Articles of Amendment to Articles of Incorporation of the
                 Company filed on June 25, 1997.
 4-F*       --   Trust Indenture relating to the   % Convertible Subordinated
                 Notes.
 5*         --   Opinion of Schifino & Fleischer, P.A.
10-TT(5)    --   Amendment Number 2 to Amended and Restated Transfer and
                 Administration Agreement dated July 29, 1997.
10-UU(5)    --   Revolving Credit and Reimbursement Agreement dated August
                 28, 1997.
23-A*       --   Consent of Schifino & Fleischer, P.A., as (Included in
                 Exhibit 5).
23-B*       --   Consent of Price Waterhouse LLP.
24**        --   Power of Attorney.
25*         --   Statement of eligibility of trustee.

---------------

 *  Filed herewith.

**  Previously filed.


(1) Incorporated by reference to the Exhibits included in the Company's Registration Statement on Form S-1, File No. 33-4135.

(2) Incorporated by reference to the Exhibits included in the Company's Registration Statement on Form S-1, File No. 33-21997.

(3) Incorporated by reference to the Exhibits included in the Company's Form 10-K for the year ended January 31, 1996, File No. 0-14625.

(4) Incorporated by reference to the Exhibits included in the Company's Form 10-K for the year ended January 31, 1994, File No. 0-14625.


(5) Incorporated by reference to the Exhibits included in the Company's Registration Statement on Form S-3, File No. 333-36999.


ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide the Underwriters at the closing specified in the underwriting documents, certificates in such denominations and registered in such names are required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Clearwater, State of Florida, on October 29th, 1997.


                                          TECH DATA CORPORATION

                                          By:    /s/ STEVEN A. RAYMUND
                                            ------------------------------------
                                                     Steven A. Raymund,
                                            Chairman of the Board of Directors;
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ STEVEN A. RAYMUND                  Chairman of the Board of       October 29, 1997
-----------------------------------------------------    Directors; Chief Executive
                  Steven A. Raymund                      Officer

               /s/ JEFFERY P. HOWELLS                  Executive Vice President of    October 29, 1997
-----------------------------------------------------    Finance and Chief Financial
                 Jeffery P. Howells                      Officer; (principal
                                                         financial officer)

                          *                            Vice President and Worldwide   October 29, 1997
-----------------------------------------------------    Controller; (principal
                  Joseph B. Trepani                      accounting officer)

                          *                            Director                       October 29, 1997
-----------------------------------------------------
                  Charles E. Adair

                          *                            Director                       October 29, 1997
-----------------------------------------------------
                   Daniel M. Doyle

                          *                            Director                       October 29, 1997
-----------------------------------------------------
                   Donald F. Dunn

                          *                            Director; Chairman Emeritus    October 29, 1997
-----------------------------------------------------
                  Edward C. Raymund

                          *                            Director                       October 29, 1997
-----------------------------------------------------
                  John Y. Williams

             *By: /s/ JEFFERY P. HOWELLS                                              October 29, 1997
  ------------------------------------------------
                 Jeffery P. Howells
                  Attorney-in-Fact